Form 20-F
period 2022-12-31
Qilun Group Inc.
filed 2023-06-06
CIK 1951378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-268512

Qilun Group Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 2201, Modern International Building,

No. 3038, Jintian Road, Gangxia Community,

Futian Street, Futian District,

Shenzhen, Guangdong,

People’s Republic of China

(Address of Principal Executive Offices)

Ms. Ruowen Li, Chief Executive Officer and Director

Room 2201, Modern International Building,

No. 3038, Jintian Road, Gangxia Community,

Futian Street, Futian District,

Shenzhen, Guangdong,

People’s Republic of China

Tel: +86-755-83985414

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, $0.0001 par value	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022): 116,550,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Annual Report on Form 20-F

Year Ended December 31, 2022

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Shares” are to our Ordinary Shares, $0.0001 par value per share;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;

●	Depending on the context, “we,” “us,” “our company,” “our,”, “the Company”, and “Qilun” refer to Qilun Group Inc., a Cayman Islands company, its subsidiaries, Qilun Group (HK), Qilun Culture (HK), Qilun Holding (Shenzhen), Qilun Culture (Shenzhen), Qilun Enterprise Management Consultant, and Shenzhen Houhaitang;

●	“Qilun Group (HK)” are to the wholly owned subsidiary of Qilun Group Inc., Qilun Group Limited, a limited company that was organized under the laws of Hong Kong;

●	“Qilun Culture (HK)” are to the wholly owned subsidiary of Qilun Group Inc., Qilun Culture (HK) Co., Limited, a limited company that was organized under the laws of Hong Kong;

●	“Qilun Holding (Shenzhen)” are to the wholly owned subsidiary of Qilun Group (HK), Qilun Holding (Shenzhen) Co., Ltd., a PRC limited liability company;

●	“Qilun Culture (Shenzhen)” are to the wholly owned subsidiary of Qilun Holding (Shenzhen), Qilun Culture (Shenzhen) Group Co., Ltd. (formerly known as Qilun Culture Development (Shenzhen) Co., Ltd.), a PRC limited liability company;

●	“Qilun Enterprise Management Consultant” are to the wholly owned subsidiary of Qilun Culture (Shenzhen), Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd., a PRC limited liability company ;

●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;

●	“Shenzhen Houhaitang” are to the wholly owned subsidiary of Qilun Culture (Shenzhen), Shenzhen Houhaitang Culture Communication Co., Ltd., a PRC limited liability company;

●	“OD&SR Institute” are to the wholly owned subsidiary of Qilun Culture (HK), Oriental Dream and Strategic Research Institute Limited, a limited company that was organized under the laws of Hong Kong;

●	“Yuan” or “¥” are to the primary unit of account of the Renminbi (RMB), the legal currency of the People’s Republic of China; and

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States.

●	“Annual Report” are to this Annual Report of 20-F, including all amendments or supplements thereto, that form parts of the Annual Report.

Our reporting currency is the U.S. Dollar. The functional currency of the Company in the PRC is the Renminbi.

This disclosure contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Year ended USD: RMB exchange rate	6.8973	6.3614	6.5326
Average yearly USD: RMB: exchange rate	6.7284	6.4518	6.6020

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report on Form 20-F (the “Annual Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not required.

B.	Advisors

Not required.

C.	Auditors

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Risk Factor Summary

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

●	Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.
●	The global economy and the financial markets may negatively affect our business and clients, as well as the supply of and demand for works of art.
●	The demand for art and collectibles is unpredictable, which may cause significant variability in our results of operations.
●	As an artwork company and creator and distributor of cultural and creative collectibles and artisanal home goods, we cannot guarantee that we will be able to design and develop products that are popular with consumers or that we will be able to maintain the popularity of our successful products.
●	Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.
●	We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.
●	Fraudulent activity in our marketplace could negatively impact our operating results, brand and reputation and cause the use of our services to decrease.

Risks Relating to Our Operations

●	Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business.
●	The ongoing global coronavirus COVID-19 outbreak had caused significant disruptions in our business, which we expect will materially and adversely affect our results of operations and financial condition.
●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.
●	We may not be able to successfully expand into new cities or markets or expand within cities or markets where we already have a presence.
●	Failure to monitor the quality of our products could adversely affect our business.
●	We face the risk of fluctuations in the cost, availability and quality of our raw materials, which could adversely affect our results of operations.
●	We do not have long term contracts with our suppliers and they can reduce order quantities or terminate their sales to us at any time.
●	Due to the nature of our business, valuable works of art are stored at our facilities. Such works of art could be subject to damage or theft, which could have a material adverse effect on our operations, reputation and brand.
●	The relative lack of public company experience of our management team may put us at a competitive disadvantage.
●	Increases in labor costs in the PRC may adversely affect our business and results of operations.
●	If we are unable to build and maintain sufficient sales and distribution network to meet increasing demand of our products, our ability to execute on our business plan as outlined in this Annual Report will be impaired.

Risks Related to Our Corporate Structure

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.
●	Certain judgments obtained against us by our shareholders may not be enforceable.

Risks Related to Doing Business in China and Hong Kong

●	Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Shares. — See “Risks Related to Doing Business in China and Hong Kong — Because all of our operations are in China and Hong Kong, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Shares” on page 18 for more information.
●	We will be subject to the Trial Administrative Measures, as the Company has: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; and, if required, we cannot assure you that we will be able to complete such process on time or at all. See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — We will be subject to the Trial Administrative Measures, as the Company has: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; and we cannot assure you that we will be able to complete such process on time or at all.”

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. — See “Risks Related to Doing Business in China and Hong Kong —If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” on page 18 for more information.
●	The uncertainties in the PRC legal system may subject our structure to different interpretations or enforcement challenges, or subject us to severe penalties or force us to relinquish our interests in our operations. — See “Risks Related to Doing Business in China and Hong Kong — The uncertainties in the PRC legal system may subject our structure to different interpretations or enforcement challenges, or subject us to severe penalties or force us to relinquish our interests in our operations” on page 19 for more information.
●	Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering. — See “Risks Related to Doing Business in China and Hong Kong — Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” on page 19 for more information.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. — See “Risks Related to Doing Business in China and Hong Kong — Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 20 for more information.
●	Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation. — See “Risks Related to Doing Business in China and Hong Kong — Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation” on page 20 for more information.
●	Uncertainties with respect to the PRC legal system could adversely affect us. — See “Risks Related to Doing Business in China and Hong Kong — Uncertainties with respect to the PRC legal system could adversely affect us” on page 21 for more information.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws. — See “Risks Related to Doing Business in China and Hong Kong — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws” on page 22 for more information.
●	We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have, and any interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets could have a material and adverse effect on our business. — See “Risks Related to Doing Business in China and Hong Kong — We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have, and any interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets could have a material and adverse effect on our business” on page 22 for more information.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. — See “Risks Related to Doing Business in China and Hong Kong — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 22 for more information.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws. — See “Risks Related to Doing Business in China and Hong Kong — We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws” on page 23 for more information.
●	Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment. — See “Risks Related to Doing Business in China and Hong Kong — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment” on page 23 for more information.
●	Although the audit report included in this Annual Report was issued by Singapore auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading. — See “Risks Related to Doing Business in China and Hong Kong — Although the audit report included in this Annual Report was issued by Singapore auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading” on page 24 for more information.
●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. — See “Risks Related to Doing Business in China and Hong Kong — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 25 for more information.
●	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. — See “Risks Related to Doing Business in China and Hong Kong — Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions” on page 25 for more information.
●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. — See “Risks Related to Doing Business in China and Hong Kong — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us” on page 26 for more information.
●	Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties. — See “Risks Related to Doing Business in China and Hong Kong — Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties” on page 27 for more information.
●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. — See “Risks Related to Doing Business in China and Hong Kong — Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” on page 27 for more information.
●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China. — See “Risks Related to Doing Business in China and Hong Kong — U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China” on page 27 for more information.
●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. — See “Risks Related to Doing Business in China and Hong Kong — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 27 for more information.
●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. — See “Risks Related to Doing Business in China and Hong Kong — We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies” on page 28 for more information.

Risks Related to the Shares

●	The market price for the Shares is volatile.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Shares, the market price for the Shares and trading volume could decline.
●	We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ordinary shares for return on your investment.
●	Substantial future sales or perceived potential sales of Shares in the public market could cause the price of the Shares to decline.
●	We may need additional capital and may sell additional Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.
●	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	We incur increased costs as a result of being a public company.
●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Risks Related to Our Business

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customer demand, increasing competition, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our common stock could decline.

The global economy and the financial markets may negatively affect our business and clients, as well as the supply of and demand for works of art.

Our business is affected by global, national and local economic conditions since the services we provide are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending in China and Hong Kong. These factors include economic conditions and perceptions of such conditions by traders of collectibles and artwork, employment rates, the level of our customers’ disposable income, business conditions, interest rates, availability of credit and levels of taxation in regional and local markets. There can be no assurance that our services will not be adversely affected by changes in general economic conditions in China, Hong Kong and globally.

In March 2020, the World Health Organization declared the COVID-19 as a pandemic and the global economy has also been materially negatively affected. It is extremely uncertain about the China and global growth forecast, which could seriously affect peoples’ investment desires in China and internationally, including investment in artwork products and collectibles, which could negatively impact our business and results of operations. The artwork and collectible markets are influenced over time by the overall strength and stability of the global economy and the financial markets, although this correlation may not be immediately evident. In addition, political conditions and world events may affect our business through their effect on the economy, as well as on the willingness of potential buyers and sellers to invest and sell art in the wake of economic uncertainty.

The demand for art and collectibles is unpredictable, which may cause significant variability in our results of operations.

The demand for art is influenced not only by overall economic conditions, but also by changing trends in the art market as to which collecting categories and artists are most sought after and by the preferences of individual collectors. These conditions and trends are difficult to predict and may adversely impact our ability to obtain and sell consigned property, potentially causing significant variability in our results of operations from period to period.

Therefore, it is essential for us to constantly respond to changes in the market and in the needs and preferences of our customers in order to remain competitive, grow our business and maintain our market position. We intend to further expand our product categories to meet the needs of our customers. New products or new business models may introduce risks and challenges that we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as expected. In addition, it may be difficult for us to predict the needs and preferences of our customers, and the products we offer may not be accepted by the market or may become obsolete or uneconomical. Accordingly, any inability to adapt to such changes may result in the inability to attract new customers or retain existing customers, the occurrence of which may lead to a material adverse effect on our business, financial condition and results of operations.

As an artwork company and creator and distributor of cultural and creative collectibles and artisanal home goods, we cannot guarantee that we will be able to design and develop products that are popular with consumers or that we will be able to maintain the popularity of our successful products.

Interests of customers evolve very rapidly and change dramatically from time to time. It is essential for us to anticipate the trends of intellectual property and products that will appeal to consumers and quickly develop and launch products that will capture consumers’ limited time, attention and spending. The changing consumer tastes and evolving interests, coupled with the changing and expanding consumer products and content that consumers are interested in and receptive to, make some products and content unacceptable to consumers, while others may be popular for a time and then quickly replaced.

In addition, given the growing market for digital products and the increasing digitization of the arts and culture, consumer demand for physical products may also decrease over time. Consumer demand for art and culture products can and does change without warning. Even if our products are initially successful, there is no guarantee that we will be able to maintain their popularity with consumers. Therefore, our success will depend in part on our ability to continually create and introduce new products that are of interest to consumers. If we are unable to do so, our sales and profitability will be adversely affected. If we devote time and resources to developing and marketing such products that are not sufficiently attractive to consumers or at all to meet our sales goals, our sales and profits could decline and our business performance could be harmed.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that effectively developing and maintaining awareness of our brand is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. It is likely that our future marketing efforts will require us to incur significant additional expenses as we expand our business. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution and improving placement of our products, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

●	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;
●	create and maintain brand loyalty;
●	develop new products and product line extensions that appeal to consumers;
●	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;
●	continue to effectively compete in our distribution channels;
●	maintain sources for the required supply of quality raw materials and ingredients to meet our growing demand; and
●	identify and successfully enter and market our products in new geographic areas and market segments.

We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

We compete on the basis of product quality, design and performance, brand awareness and loyalty, product variety, reputation, price and promotional efforts. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire art and collectible industry. If these competitive pressures cause our products to lose market share or experience margin erosion, our business, financial conditions and results of operations may be materially adversely affected.

Fraudulent activity in our marketplace could negatively impact our operating results, brand and reputation and cause the use of our services to decrease.

We are subject to the risk of fraudulent activity both in our marketplace and associated with traders and third parties handling their information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Increases in fraudulent activity, either in our marketplace or associated with participants of our marketplace, could negatively impact our brand and reputation, reduce the volume of transactions facilitated through the WeChat© app and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that any of the foregoing may occur, causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change, parts of our business rely on Internet of Things (IoT) technology, the network of physical objects that feature an IP address for internet connectivity, and the communication that occurs between these objects and other Internet-enabled devices and systems which will alert the users under pre-set conditions, developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our product offerings;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing business; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

Risks Relating to Our Operations

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have a relatively short operating history since 2021. Due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

We may experience fluctuations in orders in the future. Our volatile historical results of operations could make it difficult to assess the impact of seasonal factors on our business. If we or any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our total revenue would be adversely affected and our reputation with our customers may be damaged.

The ongoing global coronavirus COVID-19 outbreak had caused significant disruptions in our business, which we expect will materially and adversely affect our results of operations and financial condition.

Since late January 2020, an outbreak of a novel coronavirus, later named COVID-19, has affected China and several regions around the world. In response to the outbreak, China and other countries and regions around the world implemented extensive lockdowns, workplace closures, and activity and travel restrictions to contain the spread of the virus. Around the fourth quarter of 2020, nearly all Chinese cities have eased or lifted domestic travel restrictions and resumed normal social activities, commerce, work and production. However, the easing of restrictions on economic and social activities could lead to new cases, which could result in the reimposition of restrictions. The increase in cases in China has forced selective implementation of restrictions in affected areas. For example, in spring 2022, cases increased in both Shenzhen and Shanghai in light of the emergence of a highly infectious variant of Omicron. The outbreak in Shanghai spread to several other provinces and cities in China. In response to these new cases, several travel restrictions and other restrictions have been implemented.

The negative impact of the COVID-19 outbreak has had a significant impact on our operating results in 2022. In 2022, the Chinese economy is still in the process of recovering from the COVID-19 outbreak and there is significant uncertainty regarding the future progress of the disease, particularly its long-term impact on the Chinese economy.

Since the beginning of 2022, temporary restrictions and other measures of varying degrees of severity have been reinstated to contain infections caused by the Omicron variant strain. For example, during February 2022, the infrastructure and logistics services in Shenzhen were shut down due to government controls, which made all our offices in Shenzhen shutdown for several weeks. These further had a material adverse effect on our operating results and financial performance for the same period in 2022.

We have taken and will continue to take steps to control the risk of virus transmission in our business operations, including providing employees with information on COVID-19 prevention and control and requiring employees to take personal hygiene measures. However, if any employee becomes or is suspected of becoming infected with any communicable disease or develops symptoms, local authorities may require employees to be quarantined or offices to be closed and disinfected. As a result, business operations would be adversely affected.

The long-term trajectory of COVID-19 and the impact of virus mutations, both in terms of the scope and severity of the outbreak, as well as the impact of the outbreak on the industry and the economy, remain difficult to assess or predict at this moment and pose significant uncertainties that are difficult to quantify. If the situation in China does not improve or worsens, the business, results of operations and financial condition could be materially and adversely affected.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our shareholders and our sole director. For example, we have entered into transaction with Shenzhen Yuanheng Culture and Art Creative Co., Ltd., which is 50% owned by our chief executive officer and Director Ruowen Li. See “Related Party Transactions” for details. We may in the future enter into additional transactions with entities in which our director and other related parties hold ownership interests.

Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our shareholders with respect to the negotiation of, and certain other matters related to, our lease and services to such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

We may not be able to successfully expand into new cities or markets or expand within cities or markets where we already have a presence.

We currently operate primarily in Guangdong Province and other southern coastal provinces of China. Expansion into new cities or markets or within cities or markets in which we already have a presence could expose us to significant legal and regulatory challenges, political and economic instability or other adverse consequences. Such expansion may require new relationships with stakeholders who may have different interests or standards from those stakeholders for whom our operations were originally designed and whose capabilities we may have limited ability to leverage. Our lack of experience and operational expertise in these cities or markets may put us at a disadvantage relative to our competitors who have more experience or ability to address related challenges.

Failure to monitor the quality of our products could adversely affect our business.

We outsource the manufacture of our products to suppliers, and we implement quality controls throughout the manufacturing process. In addition to our manufacturers’ internal quality control systems, we implement quality control systems related to raw materials, manufacturing processes and finished products and require suppliers responsible for manufacturing processes to meet our selection criteria. However, we may not be able to effectively control whether our suppliers will strictly adhere to our specifications and instructions, such as the raw materials used to manufacture our products. The manufacture and sale of defective products could damage our reputation and lead to product recalls, consumer litigation and other actions that could have a material adverse effect on our business.

We face the risk of fluctuations in the cost, availability and quality of our raw materials, which could adversely affect our results of operations.

The cost, availability and quality of our principal raw materials are important to our operations. We have established cooperative relationships with raw material suppliers under a positive price negotiation and adjustment mechanism. However, if the cost of raw materials increases due to policy changes, large market price fluctuation or any other reason, our business and results of operations could be adversely affected.

Lack of availability of raw materials, whether due to shortages in supply, delays or interruptions in processing, failure of timely delivery or otherwise, could interrupt our operations and adversely affect our financial results.

Defective raw materials or raw materials with quality issues could subject us to product liability claims or legal actions, which could adversely affected our financial conditions and results of operations.

We do not have long term contracts with our suppliers and they can reduce order quantities or terminate their sales to us at any time.

We do not have long term contracts with our suppliers. At any time, our suppliers can reduce the quantities of products they sell to us, or cease selling products to us altogether. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition.

Due to the nature of our business, valuable works of art are stored at our facilities. Such works of art could be subject to damage or theft, which could have a material adverse effect on our operations, reputation and brand.

Valuable works of art are stored at our facilities. Although we maintain security measures at our premises, valuable collectibles and artwork may be subject to damage or theft. The damage or theft of valuable property despite these security measures could have a material adverse impact on our business and reputation.

We currently do not have insurance coverage covering all risks related to our business and operations.

We do not maintain insurance policies covering all of our business risks, such as risks relating to properties, receivables, goods in transit and public liability. We cannot assume you that the insurance coverage we currently have would be sufficient to cover our potential losses. In the event there is any damage to any assets or incidents for which we do not have sufficient insurance coverage, if at all, we would have to pay for the difference ourselves where our cash flow and liquidity could be negatively affected.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Our management does not have experience managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We lease our facilities from third parties and there is no assurance that we will be able to renew our leased facilities on favorable terms, or at all.

We currently lease all of the properties we use to operate our business. We lease two offices, both of which are located in the city of Shenzhen, province of Guangdong, China. If we are unable to renew these leases on favorable terms, or at all, we would be required to find new leased space, which space may be more expensive to lease than our current facilities. Also, the lease may be terminated early due to unexpected change of land usage by the local government.

Our business depends on the continued efforts of our management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our management, particularly the executive officers named in this Annual Report. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

All our labor costs are generated in China, and the rising labor costs in China may have an adverse impact on our business and profitability, especially in large cities. In recent years, China’s economy has experienced an increase in labor costs. China’s overall economy and its average wage are expected to continue to grow. We expect our labor costs (including wages and employee benefits) to continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our customers or end users by increasing the prices of our products, our financial condition and results of operations may be adversely affected.

If we are unable to build and maintain sufficient sales and distribution network to meet increasing demand of our products, our ability to execute on our business plan as outlined in this Annual Report will be impaired.

Although our sales and distribution satisfy our existing business needs, they might be insufficient to meet demand for our products as we continue to grow our business, which could result in harm to our sales and business operations, financial condition and results of operations. To mitigate such risk, we intent to invest our internally generated cash from operations and capital to be raised to add additional teams to our direct sales force, expand our geographic reach with new distribution channels into other provinces within China and overseas. If our planned efforts to expand our direct sales force and distribution channels are not effective, our ability to execute on our business plan and to realize continued growth with be impaired.

Risks Related to Our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (2020 Revision) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our director, actions by minority shareholders and the fiduciary duties of our director to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our director under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our director has discretion under our articles of association to determine whether, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or director or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act, 2018 (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, our current officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our director and officer. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

Risks Related to Doing Business in China and Hong Kong

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Shares.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The operating entities’ ability to operate in China may be harmed by changes in Chinese laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The PRC central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on the operating entities’ part for compliance with such regulations or interpretations. Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require the operating entities to materially change their operating activities or divest themselves of any interests they hold in Chinese assets. The operating entities’ business may be subject to various types of government and regulatory interference, such as requiring the operating entities to gain the approval from CSRC before this listing and to conduct a cyber security review. The operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The operating entities’ operations could be adversely affected by existing or future laws and regulations.

Any of these events could result in a material change in the operations of the operating entities and the value of our ordinary shares. The Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress of the PRC (“SCNPC”) on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021.

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulations on data protection and conducted several rounds of relevant inspections. The Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which came into effect on May 1, 2021 (the “Necessary Personal Information Rules”), require that the operators of mobile apps shall not deny the users who do not consent to the collection of unnecessary personal information from using the basic functions and services of such apps. In addition, under the Necessary Personal Information Rules, “necessary personal information” refers to personal information necessary for ensuring the normal operation of an app’s basic functional services. The basic functional services of the operating entities’ apps are providing instant messaging services through texts, pictures, voice, and video, where the necessary personal information includes mobile phone numbers and account numbers of registered users and lists of accounts of instant messaging contact persons.

As advised by our PRC legal counsel, DeHeng Law Offices (Shenzhen), neither we nor the operating entities are subject to cybersecurity review by the CAC, since neither we nor the operating entities currently have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. As of the date of this Annual Report, we have not received any notice from any authorities identifying the operating entities as CIIOs or requiring us or the operating entities to undergo a cybersecurity review or network data security review by the CAC. The operating entities have taken measures to ensure their compliance with related cybersecurity laws.

There remains uncertainty as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. Furthermore, many specific requirements of the Personal Information Protection Law and other laws related to data securities remain to be clarified by the CAC, other regulatory authorities, and the courts, for practical application. We may be required to adjust our business practices to comply with the personal information protection laws and regulations. There is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed to be applicable to the operations of the operating entities. There is no certainty as to how such review or prescribed actions would impact such operations and we cannot guarantee that any clearance can be obtained, or maintained, if approved, or any actions that may be required can be taken in a timely manner, or at all.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

All of our operations are located in China and substantially of our net revenues are derived from customers where the contracting entity is located in China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject, to a significant extent, to economic, political and legal developments in China.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may change and become unstable. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters generally. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers reside within China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have, and any interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets could have a material and adverse effect on our business.

We are a holding company incorporated in the Cayman Islands and we operate our business principally through the operating entities in the PRC. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on Foreign-Invested Enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the National Development and Reform Commission, or NDRC, in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiary. If we fail to complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi to fund our PRC operating subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. The operating entities are subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. The operating entities have operations, agreements with third parties, and make sales in China, which may experience corruption. The activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws as of the date of this Annual Report, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls and restrictions on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our income is received in Renminbi and shortages in the availability of foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy their foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Although the audit report included in this Annual Report was issued by Singapore auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading.

The audit report included in this Annual Report was issued by Assentsure PAC, a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Assentsure PAC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong, and stated the cooperation will be launched soon. The Statement scheduled several important issues including the purpose, scope and form of the cooperation, use of information and specific data protection during the cooperation, etc. In particular, Chinese authorities have committed to four critical items: First, in accordance with the Sarbanes-Oxley Act, the PCAOB has independent discretion to select any issuer audits for inspection or investigation; Second, the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; Third, the PCAOB has the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and Fourth, PCAOB inspectors can see complete audit work papers without any redactions. On the last item, the PCAOB was able to establish view only procedures — as it has done in the past with certain other jurisdictions — for targeted pieces of information (for example, personally identifiable information). As uncertainties remain regarding the details of the cooperation and the implementation by the authorities of the two sides, the risks we faced regarding the de-listing of our securities because of non-compliance to the laws and regulations adopted by the U.S. authorities will still exist.

Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and out securities.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Common stock.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (SAMR) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As of the date of this disclosure, The PRC residents have applied for foreign exchange registration under the SAFE Circular 37 and other related rules. Although they are in the process of making foreign exchange registration, they may still face with the above said possible fines in accordance with the PRC Laws.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or SAFE Notices No. 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our director, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our director, our executive officers and employees under PRC law.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common stockholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common stockholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to the Shares

The market price for the Shares may be volatile.

The trading prices of the Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Shares.

In addition to the above factors, the price and trading volume of the Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;
●	conditions in the artworks business and the public perception of the legitimacy and ethics of certain business practices of our competitors or other market players within the industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other artworks businesses;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding Shares; and
●	sales or perceived potential sales of additional Shares.

The trading market for the Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the Shares or publish inaccurate or unfavorable research about our business, the market price for our Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Shares to decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Shares, the market price for the Shares and trading volume could decline.

The trading market for our Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Shares, the market price for our Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund our development and growth. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our Director Ruowen Li has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our director. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if director decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our director. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

Substantial future sales or perceived potential sales of Shares in the public market could cause the price of the Shares to decline.

Sales of Shares in the public market, or the perception that these sales could occur, could cause the market price of the Shares to decline. We have 100,000,000 Shares outstanding. All of our executive officers, our director and shareholders holding at least ten percent of our common stock have agreed not to sell our Shares for a period of 180 days following the effective date of this Annual Report, subject to extension under specified circumstances. Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may need additional capital and may sell additional Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

UNIMOS Holdings Limited, which was 100% owned by Guangyi Sui, owns approximately 52.34% of the total voting power of our outstanding Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this Annual Report is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our stockholders may be different than you might receive from other public reporting companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the OTC Markets. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the OTC Markets corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the OTC Markets corporate governance requirements. Currently, we do not have any immediate plans to rely on home country practice with respect to our corporate governance.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the OTC Markets listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We incur costs as a result of being a public company.

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the OTC Markets, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company is an exempted company incorporated under the laws of the Cayman Islands on May 24, 2022. The Company is the 100% owner of the Company’s Hong Kong operating subsidiary: Qilun Culture (HK), a limited company that was organized under the laws of Hong Kong on November 12, 2021, and is the 100% owner of the Company’s Hong Kong holding subsidiary: Qilun Group (HK), a limited company that was organized under the laws of Hong Kong on June 14, 2022.

Our principal executive offices are located at Room 2201, Modern International Building, No. 3038, Jintian Road, Gangxia Community, Futian Street, Futian District, Shenzhen City, Guangdong Province, People’s Republic of China. Our telephone number at this address is +86-755-83985414. Our registered office in the Cayman Islands is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands and is currently located at the office of 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, which may be changed from time to time at the discretion of our director. Our agent for service of process in the United States is The Crone Law Group P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170.

Our website address is www.qilungroup.com.cn. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this Annual Report. The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Corporate Structure

Qilun Culture (Shenzhen) is the 100% owner of the Company’s PRC operating subsidiaries:

1.	Shenzhen Houhaitang, a limited company organized under the laws of the PRC on March 31, 2014, and wholly acquired by Qilun Culture (Shenzhen) on December 31, 2021; and

2.	Qilun Enterprise Management Consultant, a limited company organized under the laws of the PRC on December 7, 2021.

Qilun Culture (HK) was wholly-owned by Qilun Culture (Shenzhen) since its incorporation; on August 24, 2022, 100% equity of Qilun Culture (HK) was transferred from Qilun Culture (Shenzhen) to the Company.

Qilun Culture (Shenzhen) was wholly acquired by Qilun Holding (Shenzhen) in October 2022. Qilun Culture (Shenzhen) has been in the business of the research, development, design, outsourced production and sales of Chinese cultural and creative art collectibles and artwork home goods since inception.

Shenzhen Houhaitang has been in the business of retail sales of books since its acquisition by Qilun Culture (Shenzhen).

The Company did not have any significant corporate transactions since inception and capital expenditures and divestitures during the previous three years.

Qilun’s subsidiaries are as follows:

●	Qilun Group Limited (“Qilun Group (HK)”), which was established on June 14, 2022 under the laws of Hong Kong. Qilun controlled 100% of the ownership of Qilun Group (HK) since establishment.
●	Qilun Holding (Shenzhen) Co., Limited (“Qilun Holding (Shenzhen)”), a privately held limited company registered in Guangdong, China on August 29, 2022. Qilun Group (HK) controlled 100% of the ownership of Qilun Holding (Shenzhen) since establishment.
●	Qilun Culture (Shenzhen) Group Co., Ltd. (“Qilun Culture (Shenzhen)”), a privately held limited company registered in Guangdong, China on February 26, 2021. On October 14, 2022, Qilun Holding (Shenzhen) acquired 100% of the ownership of Qilun Culture (Shenzhen) from the original shareholders of Qilun Culture (Shenzhen).
●	Qilun Culture (HK) Co., Ltd. (“Qilun Culture (HK)”), which was established on November 12, 2021 under the laws of Hong Kong. Qilun Culture (Shenzhen) controlled 100% of the ownership of Qilun Culture (HK) since establishment. On August 24, 2022, Qilun Culture (Shenzhen) transferred 100% of the ownership of Qilun Culture (HK) to Qilun.
●	Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd. (“Qilun Enterprise Management Consultant”), a privately held limited company registered in Guangdong, China. On December 7, 2021. Qilun Culture (Shenzhen) controlled 100% of the ownership of Qilun Enterprise Management Consultant since establishment.
●	Shenzhen Houhaitang Culture Communication Co., Ltd. (“Shenzhen Houhaitang”), a privately held limited company registered in Guangdong, China on March 31, 2014. On December 31, 2021, Qilun Culture (Shenzhen) acquired 100% of the ownership of Shenzhen Houhaitang from the original shareholders of Shenzhen Houhaitang.

●	Oriental Dream and Strategic Research Institute Limited (“OD&SR Institute”), which was established on October 31, 2022 under the laws of Hong Kong. Qilun Culture (HK) controlled 100% of the ownership of OD&SR Institute since establishment.

The following diagram illustrates our corporate structure, including our holding company, as of the date of this Annual Report:

Qilun Group Inc.
(Cayman Islands)
100%
100%
Qilun Culture (HK) Co., Limited (Hong Kong)
100%
Qilun Group Limited
(Hong Kong)
Oriental Dream and Strategic Research Institute Limited
(Hong Kong)
Offshore
100%
Mainland China
Qilun Holding (Shenzhen) Co., Ltd.
100%
Qilun Culture (Shenzhen) Group Co., Ltd.
100%
100%
Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd.
Shenzhen Houhaitang Culture Communication Co., Ltd.

* Each of Qilun Holding (Shenzhen) Co., Ltd., Qilun Culture (Shenzhen) Group Co., Ltd., Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd. and Shenzhen Houhaitang Culture Communication Co., Ltd. are organized under the laws of the PRC. The other listed entities are organized under the laws of the indicated jurisdictions as indicated in the chart above.

Recent Developments

On October 14, 2022, the Company completed a corporate reorganization to combine several controlled entities (now referred to as the “subsidiaries”) into Qilun. The specific transactions related to this reorganization are as follows:

The reorganization involved the incorporation of Qilun, and its wholly-owned subsidiaries, Qilun Group (HK), Qilun Culture (HK) and Qilun Holding (Shenzhen); and the transfer of all equity ownership of Qilun Culture (Shenzhen).

On May 24, 2022, Qilun Group Inc. issued 61,000,000 of its common shares, representing 61% of all outstanding common shares, to UNIMOS Holdings Limited, a wholly owned holding company of Guangyi Sui.

On June 14, 2022 and August 29, 2022, Qilun established its wholly-owned subsidiaries, Qilun Group (HK) and Qilun Holding (Shenzhen).

On October 14, 2022, the original shareholders of Qilun Culture (Shenzhen) signed Equity Transfer Agreements with Qilun Holding (Shenzhen), whereby shareholders of Qilun Culture (Shenzhen) transferred 100% of the controlling interest in Qilun Culture (Shenzhen) to Qilun Holding (Shenzhen).

As a result of the transaction, Guangyi Sui hold 61% of the Company’s outstanding shares through his wholly owned holding company UNIMOS Holdings Limited. Prior to the transaction, Guangyi Sui controlled Qilun Culture (Shenzhen). Therefore, the transaction was accounted for as a business combination of entities under common control in accordance to ASC 805-50-30-5. Accordingly, the assets and liabilities of the Company and its subsidiaries are presented at the their carrying values at the date of the transaction; the Company’s historical stockholders’ equity was retroactively restated to the first period presented, as the established and acquisition of Qilun Group (HK), Qilun Holding (Shenzhen), Qilun Culture (Shenzhen) and its wholly-owned subsidiaries Qilun Culture HK and Qilun Enterprise Management Consultant was treated as a business combination of entities under common control. Since the Company and its subsidiaries are effectively controlled by the same group of shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Before this transaction Guangyi Sui was the controlling shareholder of Qilun Culture (Shenzhen) since its establishment, during which period Guangyi Sui had voting and managerial control over Qilun Culture (Shenzhen).

On December 31, 2021, Qilun Culture (Shenzhen) acquired 100% of the ownership of Houhaitang from the original shareholders of Houhaitang, the total consideration for the acquisition is $15,720 (RMB 100,000), the Company recognized the gain on bargain purchase of $158,675 recognized in connection with the acquisition.

On August 23, 2022, Qilun Culture (Shenzhen), a wholly-owned subsidiary of the company, filed lawsuits in the regional district court in Shenzhen City, Guangdong Province, against two non-affiliated PRC companies to protect its reputation. The defendants had previously published news articles questioning the reputation of Guangyi Sui, a majority shareholder of the Company. The defendants subsequently deleted the online articles relating to Mr. Sui. The Shenzhen City, Guangdong Province regional court dismissed both lawsuits and both defendants ceased publishing the articles regarding Mr. Sui which the Company perceived to be defamatory. The Company maintains that although Mr. Sui is neither an officer or director of the Company, the Company reserves the right and option to continue to legally defend Mr. Sui’s reputation as the Company determines is necessary or advisable.

Principal Capital Expenditures and Divestitures

For the fiscal years ended December 31, 2022, 2021 and 2020, the Company did not have any significant corporate transactions since inception and capital expenditures and divestitures.

As of the date of this Annual Report, our Cayman Islands holding company has not declared or paid dividends or made distributions to the Chinese operating entities or to investors in the past, nor any dividends or distributions were made by a Chinese operating entity to the Cayman Islands holding company. Our sole director Ruowen Li has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future. See “Risk Factors — Risks related to the Shares — We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ordinary shares for return on your investment” beginning on page 28 of this Annual Report. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and the Chinese operating entities. If needed, our Cayman Islands holding company can transfer cash to the Chinese operating entities through loans and/or capital contributions, and the Chinese operating entities can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. There are limitations on the ability to transfer cash between the Cayman Islands holding company, the Chinese operating entities or investors. Cash transfers from the Cayman Islands holding company to the Chinese operating entities are subject to the applicable PRC laws and regulations on loans and direct investment. See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business” beginning on page 24 of this Annual Report. If any of the operating entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Cash transfers from the Chinese operating entities to the Cayman Islands holding company are subject to the current PRC regulations, which permit the Chinese operating entities to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have, and any interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets could have a material and adverse effect on our business” beginning on page 20 of this Annual Report. Cash transfers from the Cayman Islands holding company to the investors is subject to the restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion. See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment” beginning on page 21 of this Annual Report. Additionally, to the extent cash or assets in the business is in China or a Chinese operating entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets.

As of the date of this Annual Report, we have not maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. These exemptions include: (1) being permitted to provide only two years of selected financial data (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; (2) not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting; and (3) not being required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have taken, and may continue to take, advantage of some of these exemptions until we are no longer an emerging growth company. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of: (1) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (3) the date on which we have, during the previous three-year period, issued more than $1.00 billion in non-convertible debt; or (4) the date on which we become a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if we have been a public company for at least 12 months and the market value of our Shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. We will not be entitled to the above exemptions if we cease to be an emerging growth company.

Implications of Our Foreign Private Issuers Status

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, if we are successful at having our shares quoted on the OTCQB, we will publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the OTCQB. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

B.	Business Overview

General

Qilun is in the business of the research, development, design, outsourced production and sales of Chinese cultural and creative art collectibles, art house decorations and artwork home goods. As a pioneer of an innovative brand of new Chinese culture, the Company partners with famous artists and brand experts from all over the world to explore the practice and product application value of this new emerging Chinese culture.

In the process of research, development and design, the Company integrates many Chinese cultural elements and the intellectual property of well-known artists, including original and reproduced paintings and other visual arts, home decorations, home goods and other products. Our products are distributed and sold in a variety of provinces and regions across China.

The Company believes its cultural and creative products are grounded in Chinese cultural themes which derive market value through creative transformation and presentation of such cultural themes. Our value-added products rely on the wisdom, skills and talents of our content-creating designers and artists. We derive success through the commercial development and application of the intellectual property of our creative artists and content designers.

Our Products and Services

Our principal product lines consist of:

●	Original paintings and calligraphy artwork – original paintings and calligraphy artworks made by our partner artists (each original painting or calligraphy artwork is unique);
●	High-quality reproductions – high-quality reproductions of original painting and calligraphy artworks produced with high resolution reproduction technologies (in which the quality of the reproduction is highly comparable to the original artwork while the retail price is much lower than the price of the original artwork);
●	Art house decorations – interior decorations reflecting the Company’s innovative Chinese cultural elements, inspired by Chinese traditions, including decorative swords, scales, tea pots and tea cups;
●	Artwork home goods – home goods including bookmarks, notebooks, mugs and other goods that are used in daily life;
●	Retail sales of books – the Company sells books published by third-party publishers to retail customers; and
●	Services – the Company provides ancillary research, design, planning, exhibition installation, video recording and production services.

The Company takes efforts to develop new types of art house decorations and artwork home goods.

Key Growth Strategies

Key components of our growth strategy include the following:

●	Cooperating with more artists, artwork designers and content-creators to increase our intellectual property and proprietary brands;
●	Expanding our product lines to cater to demands of different types of customers; and
●	Enhancing our brand through various online and offline promotion programs and activities.

Our Strengths

We are dedicated to the development, design, production and sales of high quality products that reflect our innovative brand of new Chinese culture, inspired by five thousand years of Chinese tradition. Our competitive strengths include:

●	Discovery of leading designers and artists: We have gathered leading designers and artists of high-end luxury brands in the cultural and creative arts industry, and have developed deep cooperation with our content-creator counterparties. In cooperation with these artists, we have created a series of proprietary brands including:

○	Baihua Huagui Map,
○	Baihua National gift purple sand, and
○	Zen calligraphy and cultural creation.

We believe our proprietary brands and products are widely loved by our customers. The Company currently has close relationships with than three artists and have collaborated with three additional artists in China through licensing or collaborative arrangements.

●	Strong intellectual property creation and operations: We have applied for patent rights or other intellectual property protection for every creative product created by the Company and our creative counterparties. With the support of our strong high-end intellectual property creation and operations, we continue to attract leading artists to establish long-term commercial and creative relationships with us, effectively forming a virtuous circle from intellectual property creation to intellectual property operations. As a promoter of the Chinese cultural and creative industries, we have promoted the commercialization of high-end cultural and creative products in China and formed a large and loyal fan community.

●	Mission focused management team: Our management team is a leading factor in the development of China’s high-end cultural and creative products industry. We believe the management team’s insights into market trends and industry trends, as well as the creation of cultural and creative intellectual property and operations, are the main reasons why Qilun Culture has grown rapidly and occupies a leading position in the industry in the southern region of China. The management team is highly experienced in the industry, with an average of over 15 years of brand management experience.

Our Challenges

The Company notes the following operational, marketing, and strategic challenges:

●	Our limited operating history makes it difficult to assess the business and prospects in our highly competitive, rapidly evolving and customer-oriented market.
●	Failure to attract, maintain and enhance relationships with designer, creator and artist counterparties, as well as retail- and commercial distributors and merchants, will adversely affect profitability and operations.
●	Failure to meet the needs of consumers and attract and retain consumers, or failure to adapt products or business models to the changing needs of such consumers, may have a material adverse impact on the business.
●	Our past growth rate is not necessarily an indicator of our future performance, and our success depends on our ability to execute our business strategy.
●	The business, operating results and financial condition may be adversely affected by the COVID-19 pandemic.

Future Business Plans

Based on market feedback and consumer recognition, we plan to develop new products and services lines, and to partner with more well-known artists and content creators. We expect to improve our sales network to effectively reach our target customers and provide a superb purchase experience for high-end retail consumers.

Effects of the COVID-19 pandemic

The COVID-19 pandemic has had a significant adverse impact and created many uncertainties related to our business, and we expect that it will continue to do so. The Company is experiencing challenges in sales, which have increased the Company’s financial uncertainty. Our future business outlook and expectations are very uncertain due to the impact of the COVID-19 pandemic and are very difficult to quantify. It is difficult to assess or predict the impact of this unprecedented event on our business, financial results or financial condition. Factors that will impact the extent to which the COVID-19 pandemic affects our business, financial results and financial condition include: the duration, spread and severity of the pandemic; the actions taken to contain the virus or treat its impact, including government actions to mitigate the economic impact of the pandemic; and how quickly and to what extent normal economic and operating conditions can resume, including whether any future outbreaks interrupt the economic recovery.

Recently, there has been an increasing number of COVID-19 cases, including cases involving the COVID-19 Delta and Omicron variants, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including compulsory quarantine arrangements, travel restrictions and stay-at-home orders. The reinstatement of these restrictions in 2022 have adversely affected our operations by, for example, making it more difficult to conduct our sales and marketing and promotional efforts. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position and the achievement of our strategic objectives.

Other than the factors listed above we do not know of any trends, events or uncertainties that have had or are reasonably expected to have a material impact on our net sales or revenues or income from continuing operations.

Sales and Marketing

We market and sell our products through a comprehensive and extensive sales and distribution network to reach consumers, including: (i) self-sales and marketing by our sales and marketing personnel; (ii) regional distribution network; (iii) our online sales and marketing program.

Self-Sales and Promotion

The Company’s sales and marketing department is comprised of eight sales employees who are responsible for development and implementation of marketing strategies, sales of products to retail customers, and coordination with distribution channels of the Company. Our sales and marketing team organizes offline exhibitions and promotion events from time to time in the exhibition room of our offices and event places of third-parties to promote and sell our products to retail customers.

Regional Distribution Network

We cooperate with large and small distribution channels in different geographic areas across China to promote and sell our products. The Company continues to search for distribution channels to partner with in order to expand our products into broader areas in China.

Online Sales and Marketing Program

We also sell our products online through a WeChat© mini-program, named as “Qilun Shuzhai”, that is managed and operated by our sales and marketing personnel. WeChat© mini-programs are “sub-applications” within the WeChat© ecosystem, and provide advanced features to users such as e-commerce, virtual store tour, task management, coupons, and other services. Qilun Shuzhai was created with “Xiaoe-Tech” platform which is a WeChat© mini-program helps users on WeChat© online-shop creation and decoration, content production, user management, etc. The creation process includes uploading business license, bank account information, legal representative’s identification and other information and being verified by Xiaoe-Tech. Qilun Shuzhai delivers articles encompassing a variety of cultural themes and advertisement of our products to its followers who may subsequently forward the articles and advertisement to other users of WeChat©.

Customers

The Company markets and sells its products both to retail customers and regional distributors across China. During the fiscal year ended December 31, 2022, sales revenue from the top three customers was US$988,773, or approximately 14.01% of the Company’s total sales for the year. During the fiscal year ended December 31, 2021, sales revenue from the top three customers was US$597,040, or approximately 39.3% of the Company’s total sales for the year.

The Company’s top ten customers for the fiscal year ended December 31, 2022, and for the fiscal year ended December 31, 2021, were:

FISCAL YEAR ENDED DECEMBER 31, 2022
No.	Customer	% of Sales
1.	Shenzhen Qisen Holding Group Co., LTD	5.33%
2.	Shenzhen Deli Tianhe Cultural Creative Co., LTD	4.80%
3.	Yuan Heng Cultural Travel (Shenzhen) Co., LTD	3.88%
4.	Rongrong Chen	3.62%
5.	Yongmei Tang	3.60%
6.	Jingxia Yang	3.44%
7.	Shenzhen Bozhong Industrial Development Co., LTD	3.24%
8.	Jingzhong Diao	2.95%
9.	Haiying Diao	2.87%
10.	Shufen Wang	2.87%
Total (top ten)		36.59%

FISCAL YEAR ENDED DECEMBER 31, 2021
No.	Customer	% of Sales
1.	Shenzhen Yuanding Culture Investment Group Co. LTD	13.29%
2.	Guang Fang Rong	13.08%
3.	Jingxia Yang	12.93%
4.	Boya Gu	6.41%
5.	Shenzhen Qisen Culture Holdings CO	6.31%
6.	Shenzhen Jing Lei Jing Trading Co., LTD	6.27%
7.	Yuan Heng Cultural Travel (Shenzhen) Co., LTD	5.99%
8.	Shenzhen Yuanheng Culture and Art Creative Co. LTD	4.82%
9.	LongXing New Cultural Travel Development (Shenzhen) Co., LTD	4.55%
10.	Shenzhen Xinjiahe Cultural Industry Development Co., LTD	3.67%
Total (top ten)		77.32%

Raw Materials

The Company does not purchase any raw materials. All raw materials are purchased and utilized in production by third-party suppliers and counter-parties. The increase of the costs of raw materials may lead to the increase of the charges of third-party suppliers and counter-parties against the Company. If the supplies of raw materials are not sufficient, the production of third-party suppliers and counter-parties may be adversely affected and the Company may encounter a shortage of final goods.

Manufacturing

The Company does not own or operate any manufacturing facilities. All of our products are manufactured or produced by suppliers.

The Company’s top ten vendors for the fiscal year ended December 31, 2022, and for the fiscal year ended December 31, 2021, were:

FISCAL YEAR ENDED DECEMBER 31, 2022
No.	Vendor	% of Purchases
1.	Qilun Classical Art Creation (Shenzhen) Studio	53.69%
2.	Guangyi Sui	12.60%
3.	Donghua University Press Co., LTD	6.46%
4.	Guangzhou Tangshe Mahogany Furniture Co., LTD	6.00%
5.	Shenzhen Ouyimei Industrial Co., LTD	4.67%
6.	Shanghai Dinghui Education Technology Co., LTD	2.51%
7.	Qingdao Jiangsheng Network Technology Co., LTD	1.93%
8.	Shenzhen Holographic FM Medical Instrument Co., LTD	1.57%
9.	Artron Culture (Group) Co. LTD	1.56%
10.	Ziding Intelligent Technology (Shenzhen) Co., LTD	1.06%
Total (top ten)		92.05%

FISCAL YEAR ENDED DECEMBER 31, 2021
No.	Vendor	% of Purchases
1.	Shenzhen Tangshe Original Furniture Co., LTD	18.30%
2.	Zhaodong Li	14.53%
3.	Shanghai Wuyuan Science and Technology Service Center	10.38%
4.	Shenzhen Houhaitang Culture Communication Co., LTD	9.53%
5.	Guangyi Sui	6.85%
6.	Shenzhen Handing Cultural Development Co., LTD	4.84%
7.	Shenzhen Weixin Printing Co. LTD	4.17%
8.	Shenzhen Ouyimei Industrial Co., LTD	4.10%
9.	Shenzhen Luohu District JiyaYilang Arts and Crafts Shop	2.79%
10.	Artron Culture (Group) Co. LTD	2.64%
Total (top ten)		78.13%

Seasonality

The Company does not believe that its operations, sales or financial results are significantly impacted by seasonality.

Competition

The Artworks market in China is highly competitive. Artworks providers compete for customers based on factors including (i) attractiveness of products to customers; (ii) sales and marketing ability; (iii) pricing and diversity of products; (iv) brand awareness and reputation; and (v) experience and expertise of the management team.

Our main competitors include:

●	other artwork creation entities or workshops or individual artists;
●	traditional artworks retailers; and
●	e-commerce platforms for artworks, for example, Oriental Culture, a U.S. listed company which is an online provider of collectibles and artwork e-commerce services in China.

In addition, we also face potential competitors, including:

●	manufacturers and sellers of art products with non-traditional Chinese cultural attributes, for example, Pop Mart, a Hong Kong listed culture and entertainment company best known for art toys and collectible toys;
●	manufacturers and sellers of non-artwork home goods and house decorations, for example, M&G Group, a China listed company that is the largest comprehensive stationery manufacturer and supplier in China with creativity integrated in its products; and
●	entities/institutes with a large reserve of Chinese classical cultural elements, such as regional history museums in China.

Even though we do not have direct competition with potential competitors at present, these potential competitors may expand their businesses into our field in the future and make use of their mature development, production and sales capabilities and reserves of artists and content-creators to have adverse impact on our business.

Although some of our major and potential competitors may have greater financial resources or larger customer bases than we do, we believe that our high-quality products, our sales and marketing capability, and strong brand recognition in the industry, will enable us to compete effectively in the fast-evolving artworks industry in China.

REGULATIONS

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange, or SAFE, the Ministry of Commerce, or MOFCOM, the National Development and Reform Commission, or NDRC, the State Administration for Market Regulation, or SAMR, formerly known as the State Administration for Industry and Commerce, or SAIC, and their respective authorized local counterparts.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

Regulation Relating to Foreign Investment

PRC Company Law and Foreign Investment Laws

The Company Law of the PRC (the “Company Law”) was promulgated on December 29, 1993 and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. Limited liability companies and stock limited companies established in China shall be subject to the Company Law. Foreign invested enterprises (“FIEs”) must comply with the Company Law, unless the PRC foreign investment laws provide otherwise.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”) was adopted by the National People’s Congress on March 15, 2019, which came into force as of January 1, 2020, and replaced the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Sino-Foreign Contractual Joint Ventures and the Law of the PRC on Wholly Foreign-owned Enterprises to become the legal foundation for foreign investment in the PRC. Under the Foreign Investment Law, the State Council of the People’s Republic of China, or the State, shall implement the management systems of pre-entry national treatment and negative list for foreign investment, according to which the treatment given to foreign investors and their investments during the investment access stage shall be no less favorable than that given to their domestic counterparts, and the State shall give national treatment to foreign investment beyond the negative list where special administrative measures for the access of foreign investment in specific fields is specified. Besides, the State shall protect foreign investors’ investment, earnings and other legitimate rights and interests within the territory of the PRC in accordance with the law. The State will take measures to prompt foreign investment such as ensuring fair competition for foreign-invested enterprises to participate in government procurement activities, and protecting the intellectual property rights of foreign investors and foreign-invested enterprises. In respect of administration of foreign investment, foreign investment projects shall go through relevant verification and record-filing formalities if required by relevant PRC laws and regulations. The organization form, institutional framework and standard of conduct of a foreign-invested enterprise shall be subject to the provisions of the Company Law or the Partnership Enterprise Law of the PRC, if applicable.

According to the Catalogue for the Guidance of Foreign Investment Industries first promulgated on June 20, 1995 and amended from time to time and the Provisions for Guiding Foreign Investment Direction issued by the State Council on February 11, 2002 and implemented on April 1, 2002, the foreign-invested projects can be classified into the following categories by industries: encouraged, permitted, restricted and prohibited. The industries not listed in the catalogue belong to the permitted industries for foreign investment projects. According to the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) which was promulgated on December 27, 2020 and became effective on January 27, 2021 and the Special Administrative Measures for the Admission of Foreign Investment (Negative List) (2021 Edition) which was promulgated on December 27, 2021 and became effective on January 1, 2022, the industry in which our PRC subsidiaries are primarily engaged does not fall into the category of restricted or prohibited industries.

Measures on Reporting of Foreign Investment Information was promulgated by the Ministry of Commerce and State Administration for Market Regulation on December 30, 2019 and took effect on January 1, 2020, which repealed the Provisional Methods for Filing Management. According to the Measures on Reporting of Foreign Investment Information, foreign investors or foreign-invested enterprises shall submit investment information through submission of initial reports, change reports, deregistration reports, annual reports etc. Such investment information shall be submitted to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. The market regulatory authorities shall promptly forward the aforesaid investment information submitted by foreign investors and foreign-invested enterprises to the commerce administrative authorities.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001 and 2010 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Computer Software Copyright Registration Procedures in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementation of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date.

Domain Names

In May 2012, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration setting forth the detailed rules for registration of domain names. In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”. MIIT adopts the “first to file” principle with respect to the registration of domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Foreign Exchange

The Regulation of the PRC on Foreign Exchange Control, promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008, is the principal regulation on foreign exchange in the PRC. According to such regulation, Renminbi is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, requires prior approval of and registration with the State Administration of Foreign Exchange (the “SAFE”).

According to the Circular of State Administration of Foreign Exchange on the Reform of Administrative Approach for the Settlement of Foreign Exchange Capital Funds of Foreign-funded Enterprises which was promulgated on March 30, 2015 and effective as from June 1, 2015, the voluntary settlement of foreign exchange capital funds for foreign-funded enterprises will be implemented. The foreign exchange capital funds in a foreign-funded enterprise’s capital account which have been recognized by a foreign exchange bureau as the interests of monetary capital contributions or registered with a bank as commercial capital contributions, can be settled in banks according to such enterprise’s actual business operation requirements. The provisional percentage for the voluntary settlement of foreign exchange capital funds for foreign-funded enterprises is 100%.

According to the Notice of State Administration of Foreign Exchange on Reforming and Standardizing Capital Account Foreign Exchange Settlement Administration Policies issued by SAFE on June 9, 2016, it has been specified that, for the capital account foreign exchange income subject to voluntary foreign exchange settlement (including the repatriation of the proceeds from overseas listing), the domestic institutions may conduct the foreign exchange settlement at the banks according to their operation needs. The proportion of the capital account foreign exchange income subject to voluntary foreign exchange settlement was tentatively set as 100%, provided that SAFE may adjust the aforesaid proportion according to the international payment balance status in good time.

On January 26, 2017, SAFE promulgated the Circular on Further Improving the Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “SAFE Circular 3”), which became effective on the same date and stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: to process outbound remittance of profits in an amount equivalent to above USD 50,000 for domestic entities (i) banks shall, under the principle of genuine transaction, check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements, and affix seals on the original version of the tax filing records to indicate the amount and the date of the outbound remittance; and (ii) domestic entities shall use profits to make up for previous years’ losses before remitting the profits. Further, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries, as a foreign invested enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Employment and Social Welfare

Labor Laws

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Labor Contract Law which became effective immediately and interprets and supplements the provisions of the Labor Contract Law.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

Social Insurance and Housing Provident Funds

The PRC social insurance system is mainly governed by the Social Insurance Law of the PRC (the “Social Insurance Law”). The Social Insurance Law was promulgated by the SCNPC on 28 October 2010, became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, the Decision of the State Council on the Establishment of the Medical Insurance Program for Urban Workers (effective from December 14, 1998), the Regulation of Insurance for Work-Related Injuries (effective from January 1, 2004 and amended on December 20, 2010), Trial Measures for Maternity Insurance of the Staff and Workers in Enterprises (effective from January 1, 1995), the Regulations on Unemployment Insurance (effective from January 22, 1999), the Interim Regulations on the Collection and Payment of Social Insurance Premiums(effective from January 22, 1999 and most recently amended on March 24, 2019), employers in the PRC shall make social insurance registration with the competent authorities, and pay five basic types of social insurance premiums for their employees, or rather, basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. According to the Social Insurance Law, if an employing entity does not pay the full amount of social insurance premiums as scheduled or required, the social insurance premium collection institution shall order it to make the payment or make up the difference within the stipulated period and impose a daily fine equivalent to 0.05% of the overdue payment from the day on which the payment is overdue. If the payment is not made within the prescribed time, the social insurance authority shall impose a fine ranging from one to three times of the overdue payment amount.

According to the Regulations on Management of Housing Provident Funds which was promulgated by the State Council and came into effect on April 3, 1999 and was amended on March 24, 2002 and March 24, 2019, all business entities (including foreign invested enterprises) are required to register with the local housing provident funds management center and then maintain housing provident fund accounts and pay the related funds for their employees. In addition, for both employees and employers, the payment rate for housing provident fund shall not be less than 5% of the average monthly salary of the employees in the previous year. The payment rate may be raised if the employer desires so. Where an entity fails to deposit the housing provident fund in full within the time limit, it shall be ordered by the housing provident fund management center to deposit the fund within a time limit; if it still fails to deposit the fund within the time limit, the housing provident fund management center may apply to the People’s Court for enforcement.

Regulations Relating to Production Safety

In accordance with the Law on Production Safety of the PRC (the “Production Safety Law”), which was promulgated on June 29, 2002, became effective on November 1, 2002 and was amended on August 27, 2009, August 31, 2014 and June 10, 2021 respectively, entities engaging in production are required to implement production safety measures specified in the Production Safety Law and other relevant laws, administrative regulations, national standards and industry standards. Any entity that does not implement such measures for safe production is prohibited from engaging in production and business operation activities. Entities are required to provide their employees with education and training on production safety. Entities shall also provide their employees with protective gear that meet national and industry standards as well as supervision and proper training to ensure their correct utilization.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, starting from April 1, 2019, VAT rate was lowered to 13%.

Regulation of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations Relating to Overseas Listings

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Given that: (i) we do not possess personal information on more than one million users in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, our PRC legal counsel has advised we are not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. According to our PRC legal counsel, DeHeng Law Offices (Shenzhen), we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the five application guidelines, which will become effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) companies incorporated in the PRC (“PRC domestic companies”) and (ii) companies incorporated overseas with substantial operations in the PRC. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market.

Neither we nor any of our subsidiaries has not obtained the approval or clearance from either the CSRC, the CAC or any other regulators in China. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

C.	Organizational Structure

See “A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D.	Property, Plants and Equipment

The Company leases two offices, both of which are located in the city of Shenzhen, province of Guangdong, China:

Address	Areas(square meters)	Rent per Month (US$)	Lease Term
2201B, Modern International Building, No. 3038, Jintian Road, Gangxia Community, Futian Street, Futian District, Shenzhen	250	$4,960	April 1, 2022- March 31, 2024

2201A, Modern International Building, Futian District, Shenzhen	232.26	$10,075	March 10, 2023- February 29, 2024

The Company does not own any real property. The Company believes that its existing leased facilities will be sufficient for operations for the next year.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Plan of Operations

Since 2021, our subsidiary, Qilun Culture (Shenzhen), has been involved in developing and implementing its business plan. We plan to continue to expand our operations. We will concentrate on the following areas to grow our operations:

●	Further expanding our product offerings; we intend to expand our product offerings in order to reach new markets so as to have a stable base for competition;

●	Continue to expand our nationwide network coverage; attract new customers; and

●	Further upgrade our service standards to enhance customer experience; cultivate customer loyalty.

A.	Operating Results

Our operating results are primarily affected by the following factors:

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table summarizes our operating results for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

	For the Year Ended
	December 31,		Change
	2022	2021	%	$
Total revenue	$7,060,496	$1,519,266	365%	$5,541,230
Cost of revenue	1,859,008	411,290	352%	1,447,718
Gross Profit	5,201,488	1,107,976	369%	4,093,512
Total operating expenses	3,830,650	775,504	394%	3,055,146
Income from operations	1,370,838	332,472	312%	1,038,366
Interest income	47,896	-	100%	47,896
Other income	114,026	175,427	(35%)	(61,401)
Other expense	(89,069)	-	100%	(89,069)
Profit before income taxes	1,443,691	507,899	184%	935,792
Income tax	406,791	23,520	1630%	383,271
Net Income	$1,036,900	$484,379	114%	$552,521

The Company began operations in the beginning of 2021.

During the year ended December 31, 2022, our revenue was $7,060,496 and was attributable to the sale of cultural products and services provide, primarily derived from sales of painting, calligraphy, magazine, and design, exhibition installation and other services. Comparing to the year ended December 31, 2021, our revenue was $1,519,266, and was attributable to the sale of cultural products and services provide, primarily derived from sales of painting, calligraphy, magazine, and design, exhibition installation and other services.

As of year ended December 31, 2022, we operate through three entities: Qilun Culture (Shenzhen), Qilun Enterprise Management Consultant and Shenzhen Houhaitang, each of which are established in Shenzhen, Guangdong Province of China.

Cost of revenue mainly consists of our products sales and cost for service providers who perform stand construction, image and video production, design and renovation and other services for our customers. During the year ended December 31, 2022, our cost of revenue was $1,859,008, with the result that our gross profit was $5,201,488, a gross margin of more than 73%. Comparing the year ended December 31, 2021, our cost of revenue was $411,290, with the result that our gross profit was $1,107,976, a gross margin of no more than 73%. Gross margin at that level was sufficient to operate profitably. The Company continues to invest heavily in advertising and promotion expenses in the near future as it continues to establish and expand its brand and products and services.

Operating expenses consist primarily of advertising and promotion expenses, salaries and benefits, office expenses, and depreciation and amortization. Our operating expenses in fiscal year 2022 was $3,830,650, comparing to the fiscal year 2021 was $775,504 and primarily included:

●	$870,270 in advertising and promotion expenses;
●	$1,085,422 in salaries and benefits expenses;
●	$122,948 in research and development expenses;
●	$968,059 in professional fees; and
●	$388,189 in office expenses in the year ended December 31, 2022.

As described above, our net income for the year ended December 31, 2022 was $1,036,900 whereas for the year ended December 31, 2021 was $484,379.

Our reporting currency is the U.S. dollar. Our mainly local currency, the Renminbi (RMB), is our functional currency. Results of operations and cash flow are translated at average exchange rates during the period being reported upon, and assets and liabilities are translated at the unified exchange rate as quoted by OANDA on the balance sheet date. Translation adjustments resulting from this process are included in other comprehensive income. For the years ended December 31, 2022, and December 31, 2021, foreign currency translation adjustments of $(103,706) and $6,884, respectively, have been reported as other comprehensive income in the consolidated statement of operations and comprehensive income.

B.	Liquidity and Capital Resources

As of December 31, 2022, the Company had $11,948,756 in cash. On the same date, we had a working capital of $9,503,318, of which $11,948,756 was cash and cash equivalents, and $6,270,107 was debt to customer which is the customers’ prepayment for future using on our services and products.

As of December 31, 2021, the Company had $1,767,042 in cash. On the same date, we had a working capital of $206,071, of which $1,767,042 was cash and cash equivalents, and $968,812 was debt to customer which is the customers’ prepayment for future using on our services and products.

We anticipate that our future liquidity requirements will arise from the need to fund growth of our businesses, including developing new products and services lines, expanding our marketing and distribution network, and partnering with more well-known artists and content creators. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds. We expect Ruowen Li, our Director and Chief Executive Officer, to continue to provide support in the future, if needed. However, we can provide no assurances that we will be able to generate sufficient cash flows from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern.

Cash Flows

Years ended December 31, 2022, 2021 and 2020:

	Fiscal Year Ended December 31,
	2022	2021	2020
Net cash provided by operating activities	$6,119,015	$1,391,332	$-
Net cash used in investing activities	(1,065,026)	(178,944)	-
Net cash provided by financing activities	5,427,700	529,896	-
Net increase in cash and cash equivalents	10,181,714	1,767,042	-
Effects of exchange rate change in cash	(299,975)	24,758	-
Cash and cash equivalents at beginning of the period	1,767,042	-	-
Cash and cash equivalent at end of the period	$11,948,756	$1,767,042	$-

Net Cash Provided by Operating Activities

For the year ended December 31, 2022, we had cash provided by operating activities of $6,119,015, an increase of $4,727,683 from the same period of 2021. Cash provided by operations during fiscal 2022 was primarily generated from an increase in deposits received of $5,446,257 of the company.

For the year ended December 31, 2021, we had cash provided by operating activities of $1,391,332, an increase of $1,391,332 from the same period of 2020, during which we had no operating activities. Cash provided by operations during fiscal 2021 was primarily generated from an increase in customer deposits of $967,688.

Net Cash Used in Investing Activities

For the year ended December 31, 2022, we had net cash used in investing activities of $1,065,026, an increase of $886,082 from the same period of 2021. The cash was mainly used for the payment of amounts due from related parties of $775,492 and the purchase of $289,534 fixed assets for Qilun Culture (Shenzhen), mainly to purchase office equipment and furniture for operations.

For the year ended December 31, 2021, we had net cash used in investing activities of $178,944, an increase of $178,944 from the same period of 2020, during which we had no investing activities. The cash was mainly used for the purchase of $190,503 fixed assets for Qilun Culture (Shenzhen), mainly to purchase office equipment and furniture for operations.

Net Cash Provided by Financing Activities

For the year ended December 31, 2022, we had net cash provided by financing activities of $5,427,700, an increase of $4,897,804 from the same period of 2021. For the year ended December 31, 2022, the Company received an amount of $3,310,000 for the sale of 16,550,000 shares and shareholder contribution of $1,915,793 for Qilun Culture (Shenzhen) from its original shareholder for the year ended December 31, 2022.

For the year ended December 31, 2021, we had net cash provided by financing activities of $529,896, an increase of $529,896 from the same period of 2020, during which we had no financing activities. The cash was mainly provided by the amounts advanced to related parties   of $623,548.

Application of Critical Accounting Policies

In preparing our financial statements, we are required to formulate working policies regarding valuation of our assets and liabilities and to develop estimates of those values. In the preparation of the financial statements for the year ended December 31, 2022, there was no estimate that was (a) subject to a high degree of uncertainty and (b) material to our results.

Trends, Events and Uncertainties – COVID-19

The COVID-19 pandemic has had a significant adverse impact and created many uncertainties related to our business, and we expect that it will continue to do so. The Company is experiencing challenges in sales, which have increased the Company’s financial uncertainty. Our future business outlook and expectations are very uncertain due to the impact of the COVID-19 pandemic and are very difficult to quantify. It is difficult to assess or predict the impact of this unprecedented event on our business, financial results or financial condition. Factors that will impact the extent to which the COVID-19 pandemic affects our business, financial results and financial condition include: the duration, spread and severity of the pandemic; the actions taken to contain the virus or treat its impact, including government actions to mitigate the economic impact of the pandemic; and how quickly and to what extent normal economic and operating conditions can resume, including whether any future outbreaks interrupt the economic recovery.

Recently, there has been an increasing number of COVID-19 cases, including cases involving the COVID-19 Delta and Omicron variants, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including compulsory quarantine arrangements, travel restrictions and stay-at-home orders. The reinstatement of these restrictions in early 2022 have adversely affected our operations by, for example, making it more difficult to conduct our sales and marketing and promotional efforts. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position and the achievement of our strategic objectives.

Other than the factors listed above we do not know of any trends, events or uncertainties that have had or are reasonably expected to have a material impact on our net sales or revenues or income from continuing operations.

Off Balance Sheet Transactions

We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition or results of operations.

Loans, Other Commitments, Contingencies

We do not have any loans, other commitments, or contingencies as of the fiscal year ended December 31, 2022.

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

Patents. As of the date of this Annual Report, the Company owns one patent, which is held in the name of the Company’s PRC operating subsidiary Qilun Culture (Shenzhen):

No.	Patent no.	Name of the patent	Registration #	Filing Day	Grant Date
1	ZL 202230175938.2	Ornaments (Ruyi Libra)	No. 7413306	03/31/2022	06/07/2022

Trademarks. The following table contains a list of all trademarks obtained by the Company as of the date of this Annual Report (all trademarks are registered in the name of the Company’s PRC operating subsidiary Qilun Culture (Shenzhen):

No.	Registration #	Trademark	Termination of exclusive rights	China Classification/ Category
1	56032921	graphics	12/13/2031	16
2	56032923	graphics	12/13/2031	35
3	56035604	graphics	2031-12-20	39
4	56027961	graphics	2031-12-20	41
5	56022598	graphics	2031-12-20	42
6	59779761	Text	—	14
7	59779761	Text	—	15
8	59779761	Text	—	16
9	59779761	Text	—	18
10	59779761	Text	—	20
11	59779761	Text	—	22
12	59779761	Text	—	26
13	59779761	Text	—	27
14	59779761	Text	—	35
15	59779761	Text	—	39
16	59779761	Text	—	41
17	59783733	Text	—	35
18	59783733	Text	—	41
19	59802726	TAO OF TITANS	—	35
20	60115167	Sui Guangyi	—	35
21	60115167	Sui Guangyi	—	36
22	59802726	TAO OF TITANS	—	41
23	60115167	Sui Guangyi	—	41
24	61449557	graphics	2032-06-06	1
25	61456056	graphics	2032-06-06	2
26	61466802	graphics	2032-06-06	3
27	61464451	graphics	2032-06-06	4
28	61449660	graphics	2032-06-06	5
29	61468812	graphics	2032-06-06	6
30	61470518	graphics	2032-06-06	7
31	61456942	graphics	2032-06-06	8

No.	Registration #	Trademark	Termination of exclusive rights	China Classification/ Category
32	61456097	graphics	2032-06-06	9
33	61460836	graphics	2032-06-06	10
34	61453440	graphics	2032-06-06	11
35	61472351	graphics	2032-06-06	12
36	61453723	graphics	2032-06-06	13
37	61469764	graphics	2032-06-06	14
38	61465422	graphics	2032-06-06	15
39	61441477	graphics	2032-06-06	17
40	61449342	graphics	2032-06-06	18
41	61441988	graphics	2032-06-06	19
42	61459495	graphics	2032-06-06	20
43	61442044	graphics	2032-06-06	21
44	61442425	graphics	2032-06-06	22
45	61455903	graphics	2032-06-06	23
46	61447190	graphics	2032-06-06	24
47	61442775	graphics	2032-06-06	25
48	61462297	graphics	2032-06-06	26
49	61446001	graphics	2032-06-06	27
50	61465860	graphics	2032-06-06	28
51	61468633	graphics	2032-06-06	29
52	61448665	graphics	2032-06-06	30
53	61471395	graphics	2032-06-06	31
54	61440953	graphics	2032-06-06	32
55	61468896	graphics	2032-06-06	33
56	61471763	graphics	2032-06-06	34
57	61450771	graphics	2032-06-06	36
58	61443007	graphics	2032-06-06	37
59	61465153	graphics	2032-06-06	38
60	61447579	graphics	2032-06-06	40
61	61465178	graphics	2032-06-06	43
62	61463019	graphics	2032-06-06	44
63	61470592	graphics	2032-06-06	45
64	59809718	Yuan Feng	—	22
65	59836831	Yuan Feng	—	22
66	61909835	Qilun	2032-06-20	8
67	61908853	Qilun	2032-06-20	13

No.	Registration #	Trademark	Termination of exclusive rights	China Classification/ Category
68	61913478	Qilun	2032-06-20	15
69	61906380	Qilun	2032-06-20	16
70	61912012	Qilun	2032-06-20	17
71	61916186	Qilun	2032-06-20	18
72	61906409	Qilun	2032-06-20	19
73	61917913	Qilun	2032-06-20	20
74	61917943	Qilun	2032-06-20	21
75	61914455	Qilun	2032-06-20	22
76	61903190	Qilun	2032-06-20	23
77	61900761	Qilun	2032-06-20	26
78	61905365	Qilun	2032-06-20	27
79	61908970	Qilun	2032-06-20	33
80	61903246	Qilun	2032-06-20	34
81	61901099	Qilun	2032-06-20	37
82	61920840	Qilun	2032-06-20	40
83	61901115	Qilun	2032-06-20	45
84	61910349	Qilun	2032-09-20	1
85	61917027	Qilun	2032-07-06	2
86	61915294	Qilun	2032-09-20	3
87	61901658	Qilun	2032-06-27	4
88	61922987	Qilun	2032-09-27	5
89	61908761	Qilun	2032-09-20	6
90	61905305	Qilun	2032-09-20	7
91	61916124	Qilun	2032-08-27	10
92	61908846	Qilun	2032-09-20	11
93	61900746	Qilun	2032-06-27	24
94	61922661	Qilun	2032-08-28	25
95	61920803	Qilun	2032-09-20	28
96	61917995	Qilun	2032-09-20	29
97	61903231	Qilun	2032-09-20	30
98	61915971	Qilun	2032-08-27	31
99	61903612	Qilun	2032-09-20	32
100	61905413	Qilun	2032-09-06	44
101	61923334	Qilun	2032-08-27	14

No.	Registration #	Trademark	Termination of exclusive rights	China Classification/ Category
102	35872952	QI LUN + graphics	2030-03-27	9
103	33630857	QI LUN + graphics	2029-08-13	36
104	33630857	QI LUN + graphics	2029-08-13	41
105	33630857	QI LUN + graphics	2029-08-13	9
106	33630857	QI LUN + graphics	2029-08-13	38
107	33630857	QI LUN + graphics	2029-08-13	39
108	33630857	QI LUN + graphics	2029-08-13	42
109	33630857	QI LUN + graphics	2029-08-13	43
110	33630857	QI LUN + graphics	2029-08-13	35
111	33630857	QI LUN + graphics	2029-08-13	12
112	90802713	graphics	2031-02-28	16
113	90802716	graphics	2031-02-28	35
114	90802720	graphics	2031-02-28	39
115	90802731	graphics	2031-02-28	41
116	90802734	graphics	2031-02-28	42
117	018558075	graphics	2031-09-14	16
118	018558075	graphics	2031-09-14	35
119	018558075	graphics	2031-09-14	39
120	018558075	graphics	2031-09-14	41
121	018558075	graphics	2031-09-14	42
122	305686255	graphics	—	16
123	305686255	graphics	—	35
124	305686255	graphics	—	39
125	305686255	graphics	—	41
126	305686255	graphics	—	42
127	UK00003651989	graphics	2031-06-07	16
128	UK00003651989	graphics	2031-06-07	35
129	UK00003651989	graphics	2031-06-07	39
130	UK00003651989	graphics	2031-06-07	41
131	UK00003651989	graphics	2031-06-07	42
132	65744251	QI LUN +graphics	2033-03-20	9
133	65758946	QI LUN +graphics	2032-12-20	12
134	65753922	QI LUN +graphics	2032-12-20	35
135	65743908	QI LUN +graphics	2032-12-20	36
136	65762999	QI LUN +graphics	2032-12-20	38
137	65753957	QI LUN +graphics	2033-03-06	39
138	65768882	QI LUN +graphics	2032-12-20	41
139	65755003	QI LUN +graphics	2032-12-20	42
140	65751688	QI LUN +graphics	2033-01-13	43

Copyrights. The following table contains a list of all copyrights obtained by the Company as of the date of this Annual Report (all copyrights are registered in the name of the Company’s PRC operating subsidiary Qilun Culture (Shenzhen):

No.	Registration #	Name	Application date	Authorization Date
1	Guozuoji - 2022-F-10083147	Qilun culture LOGO -text	2021-02-28	2022-04-24
2	Guozuoji - 2022-F-10083148	Qilun culture LOGO -graphics	2021-02-28	2022-04-24
3	Guozuoji - 2022-F-10127078	Ruyi libra	2021-11-18	2022-06-27
4	Guo Zuoji - 2021-F-00296652	What the gas	2021-02-26	2022-01-18
5	Guo Zuoji - 2021-F-00296653	Giant rattan of Jiaoling Gupo Mountain	2021-02-26	2022-01-18
6	Guo Zuoji - 2021-F-00296654	Wu Dong Shan Qi Feng	2021-02-26	2022-01-18
7	Guo Zuoji - 2021-F-00296655	Xiang Fen Foon with domes	2021-02-26	2022-01-18
8	Guo Zuoji - 2021-F-00296656	The peak of Tumet Left Banner	2021-02-26	2022-01-18
9	Guo Zuoji - 2021-F-00296657	Jade takes advantage of the wind	2021-02-26	2022-01-18
10	Guo Zuo Deng Zi-2022-F-10209195	Bai Hua Hua Gui Tu volume 1	2022-04-27	2022-10-09
11	Guo Zuo Deng Zi-2022-F-10202431	Bai Hua Hua Gui Tu volume 2	2022-04-28	2022-09-23
12	Guo Zuo Deng Zi-2022-F-10175021	Bai Hua Hua Gui Tu volume 3	2022-06-10	2022-08-24
13	Guo Zuo Deng Zi-2022-F-10175020	Bai Hua Hua Gui Tu volume 4	2022-06-10	2022-08-24
14	Guo Zuo Deng Zi-2022-F-10175018	Bai Hua Hua Gui Tu volume 5	2022-06-10	2022-08-24
15	Guo Zuo Deng Zi-2022-F-10175019	Bai Hua Hua Gui Tu volume 6	2022-06-10	2022-08-24
16	Guo Zuo Deng Zi-2022-F-10204018	Bai Hua Hua Gui Tu volume 7	2022-06-28	2022-09-27
17	Guo Zuo Deng Zi-2022-F-10204014	Bai Hua Hua Gui Tu volume 8	2022-06-28	2022-09-27
18	Guo Zuo Deng Zi-2022-F-10204015	Bai Hua Hua Gui Tu volume 9	2022-06-28	2022-09-27
19	Guo Zuo Deng Zi-2022-F-10204012	Bai Hua Hua Gui Tu volume 10	2022-06-28	2022-09-27
20	Guo Zuo Deng Zi-2022-F-10204016	Bai Hua Hua Gui Tu volume 11	2022-07-04	2022-09-27
21	Guo Zuo Deng Zi-2022-F-10204017	Bai Hua Hua Gui Tu volume 12	2022-07-04	2022-09-27
22	Guo Zuo Deng Zi-2022-F-10204013	Bai Hua Hua Gui Tu volume 13	2022-07-04	2022-09-27
23	Guo Zuo Deng Zi-2023-F-00046042	Bai Hua Hua Gui Tu volume 14	2022-12-30	2023-03-15
24	Guo Zuo Deng Zi-2023-F-00045990	Bai Hua Hua Gui Tu volume 15	2022-12-30	2023-03-15
25	Guo Zuo Deng Zi-2023-F-00046002	Bai Hua Hua Gui Tu volume 16	2022-12-30	2023-03-15
26	Guo Zuo Deng Zi-2023-F-00046001	Bai Hua Hua Gui Tu volume 17	2022-12-30	2023-03-15
27	Guo Zuo Deng Zi-2023-F-00046011	Bai Hua Hua Gui Tu volume 18	2022-12-30	2023-03-15
28	Guo Zuo Deng Zi-2023-F-00046000	Bai Hua Hua Gui Tu volume 19	2022-12-30	2023-03-15
29	Guo Zuo Deng Zi-2023-F-00045976	Bai Hua Hua Gui Tu volume 20	2023-01-12	2023-03-15
30	Guo Zuo Deng Zi-2023-F-00045999	Bai Hua Hua Gui Tu volume 21	2023-01-14	2023-03-15
31	Guo Zuo Deng Zi-2023-F-00046014	Bai Hua Hua Gui Tu volume 22	2023-01-14	2023-03-15
32	Guo Zuo Deng Zi-2023-F-00046037	Bai Hua Hua Gui Tu volume 23	2023-01-14	2023-03-15
33	Guo Zuo Deng Zi-2023-F-00046047	Bai Hua Hua Gui Tu volume 24	2023-01-14	2023-03-15
34	Guo Zuo Deng Zi-2023-F-00046010	Bai Hua Hua Gui Tu volume 26	2023-01-13	2023-03-15
35	Guo Zuo Deng Zi-2023-F-00045989	Bai Hua Hua Gui Tu volume 27	2023-01-16	2023-03-15
36	Guo Zuo Deng Zi-2023-F-00045988	Bai Hua Hua Gui Tu volume 28	2023-01-16	2023-03-15
37	Guo Zuo Deng Zi-2023-F-00046038	Bai Hua Hua Gui Tu volume 29	2023-01-16	2023-03-15
38	Guo Zuo Deng Zi-2023-F-00046009	Bai Hua Hua Gui Tu volume 30	2023-01-16	2023-03-15
39	Guo Zuo Deng Zi-2023-F-00046991	Bai Hua Hua Gui Tu volume 31	2023-01-16	2023-03-15

40	Guo Zuo Deng Zi-2023-F-00046027	Bai Hua Hua Gui Tu volume 32	2023-01-16	2023-03-15
41	Guo Zuo Deng Zi-2023-F-00045992	Bai Hua Hua Gui Tu volume 33	2023-01-16	2023-03-15
42	Guo Zuo Deng Zi-2023-F-00046046	Bai Hua Hua Gui Tu volume 35	2023-01-16	2023-03-15
43	Guo Zuo Deng Zi-2023-F-00046026	Bai Hua Hua Gui Tu volume 36	2023-01-16	2023-03-15
44	Guo Zuo Deng Zi-2023-F-00046025	Bai Hua Hua Gui Tu volume 37	2023-01-16	2023-03-15
45	Guo Zuo Deng Zi-2023-F-00046024	Bai Hua Hua Gui Tu volume 38	2023-01-16	2023-03-15
46	Guo Zuo Deng Zi-2023-F-00046008	Bai Hua Hua Gui Tu volume 39	2023-01-16	2023-03-15
47	Guo Zuo Deng Zi-2023-F-00046007	Bai Hua Hua Gui Tu volume 40	2023-01-16	2023-03-15
48	Guo Zuo Deng Zi-2023-F-00046023	Bai Hua Hua Gui Tu volume 41	2023-01-16	2023-03-15
49	Guo Zuo Deng Zi-2023-F-00045987	Bai Hua Hua Gui Tu volume 42	2023-01-16	2023-03-15
50	Guo Zuo Deng Zi-2023-F-00046022	Bai Hua Hua Gui Tu volume 43	2023-01-16	2023-03-15
51	Guo Zuo Deng Zi-2023-F-00046032	Bai Hua Hua Gui Tu volume 44	2023-01-16	2023-03-15
52	Guo Zuo Deng Zi-2023-F-00046021	Bai Hua Hua Gui Tu volume 45	2023-01-16	2023-03-15
53	Guo Zuo Deng Zi-2023-F-00046020	Bai Hua Hua Gui Tu volume 46	2023-01-16	2023-03-15
54	Guo Zuo Deng Zi-2023-F-00045981	Bai Hua Hua Gui Tu volume 47	2023-01-16	2023-03-15
55	Guo Zuo Deng Zi-2023-F-00046006	Bai Hua Hua Gui Tu volume 48	2023-01-16	2023-03-15
56	Guo Zuo Deng Zi-2023-F-00046005	Bai Hua Hua Gui Tu volume 49	2023-01-16	2023-03-15
57	Guo Zuo Deng Zi-2023-F-00046004	Bai Hua Hua Gui Tu volume 50	2023-01-16	2023-03-15
58	Guo Zuo Deng Zi-2023-F-00046003	Bai Hua Hua Gui Tu volume 51	2023-01-16	2023-03-15
59	Guo Zuo Deng Zi-2023-F-00046041	Bai Hua Hua Gui Tu volume 52	2023-01-16	2023-03-15
60	Guo Zuo Deng Zi-2023-F-00045986	Bai Hua Hua Gui Tu volume 53	2023-01-16	2023-03-15
61	Guo Zuo Deng Zi-2023-F-00045985	Bai Hua Hua Gui Tu volume 54	2023-01-16	2023-03-15
62	Guo Zuo Deng Zi-2023-F-00045984	Bai Hua Hua Gui Tu volume 55	2023-01-16	2023-03-15
63	Guo Zuo Deng Zi-2023-F-00046019	Bai Hua Hua Gui Tu volume 56	2023-01-16	2023-03-15
64	Guo Zuo Deng Zi-2023-F-00045978	Bai Hua Hua Gui Tu volume 57	2023-01-16	2023-03-15
65	Guo Zuo Deng Zi-2023-F-00045983	Bai Hua Hua Gui Tu volume 59	2023-01-16	2023-03-15
66	Guo Zuo Deng Zi-2023-F-00046048	Bai Hua Hua Gui Tu volume 61	2023-01-19	2023-03-15
67	Guo Zuo Deng Zi-2023-F-00045997	Bai Hua Hua Gui Tu volume 62	2023-01-19	2023-03-15
68	Guo Zuo Deng Zi-2023-F-00045996	Bai Hua Hua Gui Tu volume 64	2023-01-19	2023-03-15
69	Guo Zuo Deng Zi-2023-F-00046017	Bai Hua Hua Gui Tu volume 65	2023-01-19	2023-03-15
70	Guo Zuo Deng Zi-2023-F-00046050	Bai Hua Hua Gui Tu volume 66	2023-01-20	2023-03-15
71	Guo Zuo Deng Zi-2023-F-00045995	Bai Hua Hua Gui Tu volume 68	2023-01-20	2023-03-15
72	Guo Zuo Deng Zi-2023-F-00045977	Bai Hua Hua Gui Tu volume 69	2023-01-20	2023-03-15
73	Guo Zuo Deng Zi-2023-F-00046031	Bai Hua Hua Gui Tu volume 70	2023-01-20	2023-03-15
74	Guo Zuo Deng Zi-2023-F-00046049	Bai Hua Hua Gui Tu volume 71	2023-01-20	2023-03-15
75	Guo Zuo Deng Zi-2023-F-00046030	Bai Hua Hua Gui Tu volume 72	2023-01-20	2023-03-15
76	Guo Zuo Deng Zi-2023-F-00046016	Bai Hua Hua Gui Tu volume 73	2023-01-20	2023-03-15
77	Guo Zuo Deng Zi-2023-F-00046029	Bai Hua Hua Gui Tu volume 74	2023-01-20	2023-03-15
78	Guo Zuo Deng Zi-2023-F-00046013	Bai Hua Hua Gui Tu volume 75	2023-01-20	2023-03-15
79	Guo Zuo Deng Zi-2023-F-00046015	Bai Hua Hua Gui Tu volume 76	2023-01-20	2023-03-15
80	Guo Zuo Deng Zi-2023-F-00046012	Bai Hua Hua Gui Tu volume 77	2023-01-20	2023-03-15
81	Guo Zuo Deng Zi-2023-F-00046028	Bai Hua Hua Gui Tu volume 78	2023-01-20	2023-03-15
82	Guo Zuo Deng Zi-2023-F-00045994	Bai Hua Hua Gui Tu volume 80	2023-01-20	2023-03-15
83	Guo Zuo Deng Zi-2023-F-00046036	Bai Hua Hua Gui Tu volume 81	2023-01-28	2023-03-15
84	Guo Zuo Deng Zi-2023-F-00046035	Bai Hua Hua Gui Tu volume 82	2023-01-28	2023-03-15
85	Guo Zuo Deng Zi-2023-F-00045993	Bai Hua Hua Gui Tu volume 84	2023-01-28	2023-03-15
86	Guo Zuo Deng Zi-2023-F-00046018	Bai Hua Hua Gui Tu volume 85	2023-01-28	2023-03-15
87	Guo Zuo Deng Zi-2023-F-00046034	Bai Hua Hua Gui Tu volume 86	2023-01-28	2023-03-15
88	Guo Zuo Deng Zi-2023-F-00046033	Bai Hua Hua Gui Tu volume 87	2023-01-28	2023-03-15
89	Guo Zuo Deng Zi-2023-F-00046045	Bai Hua Hua Gui Tu volume 90	2023-01-28	2023-03-15
90	Guo Zuo Deng Zi-2023-F-00046044	Bai Hua Hua Gui Tu volume 91	2023-01-28	2023-03-15
91	Guo Zuo Deng Zi-2023-F-00046043	Bai Hua Hua Gui Tu volume 92	2023-01-28	2023-03-15
92	Guo Zuo Deng Zi-2023-F-00045998	Bai Hua Hua Gui Tu volume 94	2023-01-28	2023-03-15
93	Guo Zuo Deng Zi-2023-F-00045982	Bai Hua Hua Gui Tu volume 95	2023-01-28	2023-03-15
94	Guo Zuo Deng Zi-2023-F-00046040	Bai Hua Hua Gui Tu volume 96	2023-01-28	2023-03-15
95	Guo Zuo Deng Zi-2023-F-00045980	Bai Hua Hua Gui Tu volume 97	2023-01-28	2023-03-15
96	Guo Zuo Deng Zi-2023-F-00046039	Bai Hua Hua Gui Tu volume 98	2023-01-28	2023-03-15
97	Guo Zuo Deng Zi-2023-F-00045979	Bai Hua Hua Gui Tu volume 99	2023-01-28	2023-03-15

Internet domain name. As of the date of this Annual Report, the Company owns two internet domain names, which are both held by the Company’s PRC operating subsidiary Qilun Culture (Shenzhen):

No.	License	Domain Name	Web site name	Registration Date	Expiration Date
1	Guangdong ICP Prep 2022034555-2	qilungroup.com.cn	Qilungroup.com.cn	05/06/2022	06/05/2027
2	Guangdong ICP Prep 2022034555-1	qilunwenhua.com	Qilunwenhua.com	09/23/2021	09/23/2023

D.	Trend Information

The COVID-19 pandemic has had a significant adverse impact and created many uncertainties related to our business, and we expect that it will continue to do so. The Company is experiencing challenges in sales, which have increased the Company’s financial uncertainty. Our future business outlook and expectations are very uncertain due to the impact of the COVID-19 pandemic and are very difficult to quantify. It is difficult to assess or predict the impact of this unprecedented event on our business, financial results or financial condition. Factors that will impact the extent to which the COVID-19 pandemic affects our business, financial results and financial condition include: the duration, spread and severity of the pandemic; the actions taken to contain the virus or treat its impact, including government actions to mitigate the economic impact of the pandemic; and how quickly and to what extent normal economic and operating conditions can resume, including whether any future outbreaks interrupt the economic recovery.

Recently, there has been an increasing number of COVID-19 cases, including cases involving the COVID-19 Delta and Omicron variants, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including compulsory quarantine arrangements, travel restrictions and stay-at-home orders. The reinstatement of these restrictions in early 2022 have adversely affected our operations by, for example, making it more difficult to conduct our sales and marketing and promotional efforts. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position and the achievement of our strategic objectives.

Other than the factors listed above we do not know of any trends, events or uncertainties that have had or are reasonably expected to have a material impact on our net sales or revenues or income from continuing operations.

E.	Critical Accounting Policies

Application of Critical Accounting Policies

In preparing our financial statements, we are required to formulate working policies regarding valuation of our assets and liabilities and to develop estimates of those values. In the preparation of the financial statements for the years ended December 31, 2022, 2021 and 2020, there was no estimate that was (a) subject to a high degree of uncertainty and (b) material to our results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Director and senior management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this Annual Report.

NAME	AGE	POSITION
Ruowen Li	38	Chief Executive Officer, Director

The following is a brief biography of our Chief Executive Officer and Director:

Ruowen Li - Chief Executive Officer, Director

Ruowen Li is the co-founder and general manager of Yue Chen Culture Ltd., a subsidiary of China Ding Yi Feng Corp. Previously, Ruowen Li was non-executive director and advisor to Kaiyu Group. From July 2010 through February 2013, Ruowen Li was a business director and director of the global business group of ISoftStone Information Technology (Group) Co., Ltd. She graduated with a Bachelor of Arts in Economics from Shenzhen University, a Master of Arts in Economics from San Francisco State University and PhD in business administration from University of Illinois, Urbana Champaign. We believe that Ruowen Li qualifies as our sole director because she is the founder of the Company and also has extensive experience in the industry.

Employment Agreement with our Chief Executive Officer, Ruowen Li

We have entered into employment agreement with our executive officer. Our executive officer has been employed for three years and is expected to continue until May 31, 2025. We and our executive officer may renew this employment agreement upon mutual consent. We may terminate the employment of the executive officer at any time for cause, without notice or remuneration, including but not limited to serious violation by the executive officer of labor discipline or rules and regulations of the Company, serious dereliction of duties or engaging in malpractice for personal gains by the executive officer, which causes material losses to the interests of the Company, or investigation of criminal liability against the executive officer in accordance with law. An executive officer may terminate her employment at any time with one month’s prior written notice.

We plan to enter into indemnification agreements with our director and executive officer. Under this agreement, we agree to indemnify our director and executive officer against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the Company to the fullest extent permitted by law with certain limited exceptions.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B.	Compensation

For the year ended December 31, 2022, we paid cash as compensation to our director and executive officer Ruowen Li. We did not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management.

The compensation paid, and benefits in kind granted, to our director, principal executive officer and principal financial and accounting officer as of the end of the fiscal years ended December 31, 2022, 2021 and 2022 as follows:

Name and principal position	Year	Salary ($)	Bonus ($)	All other compensation ($)	Total ($)
Ruowen Li (Chief Executive Officer and Director)	2022	86,440	179,560	—	266,000
	2021	—	—	—	—
	2020	—	—	—	—

Insurance

The Company currently pays for medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits or other insurance for all of its employees, in each case pursuant to applicable PRC or Hong Kong law.

Committees of the Board

The Company does not currently have, and does not currently intend to establish, any committees of the Board of Directors.

Share Incentive Plan

The Company does not currently have a share incentive plan.

C.	Board Practices

Board of Directors

Our board has one director.

Duties of Director

Under Cayman Islands law, our director owes fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our director must also exercise its powers only for a proper purpose. Our director also has a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its duty of care to us, our director must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

D.	Employees

As of December 31, 2022, the Company employed a total of 33 full-time employees, consisting of:

●	1 executive;
●	13 technical and research and development employees;
●	11 administrative employees; and
●	8 sales employees.

None of our employees are subject to collective bargaining agreements. All employment arrangements are in compliance with the laws of the PRC. We believe our relationships with Company employees are satisfactory.

We believe that we have maintained a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for company’s operations. None of the company’s employees is represented by a labor union.

Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments. In addition, the company is required by Chinese law to cover employees in China with various types of social insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Our failure to fully comply with PRC laws relating to social insurance and housing accumulation fund may expose it to potential administrative penalties.”

E.	Share Ownership

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Shares. See “Description of Share Capital and Articles of Association”. None of our principal shareholders or our director and executive officers have different or special voting rights with respect to their Shares. Unless otherwise noted below, each shareholder’s address is, c/o Room 2201, Modern International Building, No. 3038, Jintian Road, Gangxia Community, Futian Street, Futian District, Shenzhen City, Guangdong Province, PRC.

Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 116,550,000 Shares issued and outstanding, and 116,550,000 Shares outstanding.

Title of Class (Ordinary Shares)	Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class
Current Executive Officers And Director	Sancai Holdings Limited (1)	11,000,000	9.44%
Total of All Current Officers and Director (1 person):	Sancai Holdings Limited (1)	11,000,000	9.44%
Other ≥ 5% Beneficial Owners	UNIMOS Holdings Limited (2)	61,000,000	52.34%
	Wuxing Holdings Limited (3)	8,000,000	6.86%
Total Other ≥ 5% Beneficial Owners		69,000,000	59.2%

(1)	Sancai Holdings Limited, a holding company organized under the laws of the British Virgin Islands, is 100% owned and controlled by Ruowen Li. The business address of Sancai Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(2)	UNIMOS Holdings Limited, a holding company organized under the laws of the British Virgin Islands, is 100% owned and controlled by Mr. Guangyi Sui. The business address of UNIMOS Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(3)	Wuxing Holdings Limited, a holding company organized under the laws of the British Virgin Islands, is 100% owned and controlled by Mr. Wenzhi Liang. The business address of Wuxing Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of the date of Annual Report, none of our outstanding Shares are held by record holders in the United States. We are not aware of any arrangement that may result in a change of control of the Company at a subsequent date.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Please refer to Note 6 “Related Party Transactions” of Item 18 “Financial Statements.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any legal or arbitration proceedings    , including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

We have never declared or paid any dividends on our Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our director has sole discretion whether to pay dividends. If our director decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our director may deem relevant.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital and Articles of Association — Ordinary Shares, and — Distribution” for additional information. Payment of dividends may be subject to China withholding taxes. See “Risk Factors—Risks Related to Doing Business in China” and “Regulations” for additional information.

B.	Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

As of this Annual Report, we intend to seek quotation of our ordinary shares on the OTC Markets Group, Inc. (the “OTC Markets”), OTCQX or the OTCQB Venture. Our shares are not currently quoted on any principal host market. We do not have a market maker willing to file the necessary application for quoting our shares on the OTC Markets as of the date of this Annual Report. There is a risk that no public market will develop for our Shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “A. Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not required

B.	Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our articles of association contained in our Form F-1 registration statement (File No. 333-268512), as amended, initially filed with the Securities and Exchange Commission on November 22, 2022.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this Annual Report or otherwise described or referenced in this Annual Report.

D.	Exchange Controls

Hong Kong and Cayman Islands Exchange Controls

There are no exchange control restrictions on payments of dividends on our ordinary shares or on the conduct of our operations either in Hong Kong or the Cayman Islands, where we are incorporated. Other jurisdictions in which we may conduct operations in the future may have various exchange controls. There are no material Cayman Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to holders of our securities who are not residents of the Cayman Islands. Cayman Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations on Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. See “Risk Factors—Risks Related to Doing Business in China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

E.	Taxation

The following is a general summary of the material Cayman Islands, Hong Kong, PRC and U.S. federal income tax consequences relevant to an investment in our shares of common stock, sometimes referred to collectively in this summary as our “securities”. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Marshall Islands, Hong Kong, the BVI, the PRC and the United States. We recommend that you consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our securities.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

Our Hong Kong subsidiaries, under the current laws of Hong Kong, are subject to profits tax of 16.5%. No provision for Hong Kong profits tax has been made as our Hong Kong subsidiaries have no taxable income.

PRC Taxation

We are a holding company incorporated in the Marshall Islands, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding companies may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings companies are not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

According to the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management. As our Hong Kong holding companies are controlling companies and are not engaged in substantial business operations, they could be considered as conduit companies by tax authorities and we do not expect them to be a beneficial owner.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.”

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their securities as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

●	certain former citizens or long-term residents of the United States;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock;

●	holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or

●	persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

For purposes of this discussion, a U.S. holder is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States (or treated as such under applicable U.S. tax laws), any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable law and regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a holder that is neither a U.S. holder nor a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our shares.

As a result of consummation of the Share Exchange, (i) we acquired substantially all the properties of KBS International, a U.S. corporation, and (ii) the former shareholders of KBS International held at least 80 percent of our Common Stock by reason of having held stock of KBS International. Accordingly, under Section 7874 of the Code, we are treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, are subject to U.S. federal income tax on our worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat us as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), we were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

U.S. Federal Income Tax Consequences for U.S. Holders

Distributions

In the event that distributions are paid on our common stock, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our Common Stock exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our Common Stock, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those common stock. Because Section 7874 of the Code has applied to treat us as a U.S. corporation only since the consummation of the Share Exchange in 2014, we may not be able to demonstrate to the IRS the extent to which a distribution on our common stock exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), in which case all of such distribution will be treated as a dividend for U.S. federal income tax purposes.

Sale or Other Disposition

U.S. holders of our Common Stock will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of common stock equal to the difference between the amount realized for the common stock and the U.S. holder’s tax basis in the common stock. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the common stock has been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of common stock. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this rule on their ownership and disposition of our Common Stock.

U.S. Federal Income Tax Consequences for Non-U.S. Holders

Distributions

The rules applicable to non-U.S. holders for determining the extent to which distributions on our Common Stock, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “–U.S. Federal Income Tax Consequences for U.S. Holders– Distributions.”

Any dividends paid to a non-U.S. holder by us are treated as income derived from sources within the United States and generally will be subject to U.S. federal income tax withholding at a rate of 30% of the gross amount of the dividends, or at a lower rate provided by an applicable income tax treaty if non-U.S. holders provide proper certification of eligibility for the lower rate (usually on IRS Form W-8BEN or W-8BEN-E). Dividends received by a non-U.S. holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are exempt from such withholding tax, provided that applicable certification requirements are satisfied. In such case, however, non-U.S. holders will be subject to U.S. federal income tax on such dividends, net of certain deductions, at the rates applicable to U.S. persons. In addition, corporate non-U.S. holders may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable tax treaty on dividends received that are effectively connected with the conduct of a trade or business in the United States.

If non-U.S. holders are eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, such non-U.S. holders may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of our Common Stock generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non-U.S. holder in the U.S.;

●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

●	We are or have been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held our Common Stock.

Non-U.S. holders whose gain is described in the first bullet point above will be subject to U.S. federal income tax on the gain derived from the sale, net of certain deductions, at the rates applicable to U.S. persons. Corporate non-U.S. holders whose gain is described in the first bullet point above may also be subject to the branch profits tax described above at a 30% rate or lower rate provided by an applicable income tax treaty. Individual non-U.S. holders described in the second bullet point above will be subject to a flat 30% U.S. federal income tax rate on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though such non-U.S. holders are not considered to be residents of the United States.

A corporation will be a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50 percent of the aggregate of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock are regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded common stock at any time during the applicable period that is specified in the Code.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our common stock that are held through “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our Common Stock may be subject to information reporting and backup withholding at a current rate of 24% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

F.	Dividends and Paying Agents

Not required.

G.	Statement by Experts

Not required.

H.	Documents on Display

We have filed this Annual Report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of December 31, 2022, our accumulated other comprehensive loss was $(96,822). We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our Chief Executive Officer Ruowen Li, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of December 31, 2022. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filter, this Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

Other than discussed above, there has been no change to our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee and the sole director does not qualify as a financial expert at this time.

ITEM 16B. CODE OF ETHICS

The Company has not at this time adopted a Code of Ethics pursuant to rules described in Regulation S-K. The Company has only three shareholders, one of whom controls 94.1% of the Company’s voting securities. The Company has no operations or business. The adoption of a Code of Ethics at this time would not serve the primary purpose of such a code to provide a manner of conduct as the development, execution and enforcement of such a code would be by the same persons and only persons to whom such code applied. Furthermore, because the Company does not have any activities, there are no activities or transactions which would be subject to this code. At the time the Company enters a business combination or other corporate transaction, the Company may consider adopting a Code of Ethics. The Company does not maintain an Internet website on which to post a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Assentsure PAC is the Company’s independent registered public accounting firm. Fees billed to the Company are set forth below:

	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
	2022	2021
Audit Fees	$95,000	$60,000
Audit Related Fees	$15,000	$10,000
Tax Fees	-	-
All other Fees	3,000	2,000
Total	$113,000	$72,000

“Audit Fees” consisted of fees billed for services rendered for the audit of the Company’s annual consolidated financial statements included in the Company’s annual reports on Form 20-F, and “audit related fees” are for reviews of the consolidated financial statements included in the Company’s quarterly reports on Form 6-K.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company’s shares are not listed on an exchange.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There have not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices, or financial statement disclosure.

ITEM 16G. CORPORATE GOVERNANCE

There have not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices, or financial statement disclosure.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Registrants are included at the end of this annual report.

ITEM 19. EXHIBITS

(a)	Exhibits

Exhibit Number	Description

3.1	Articles of Association of Qilun Group Inc.**
10.1	Employment Agreement with our Chief Executive Officer, Ruowen Li**
10.2	Transfer Agreement dated October 14, 2022, among Qilun Holding (Shenzhen) and the selling shareholders thereto.*
10.3	Cooperation Agreement on Sales Commission**
14.1	Code of Business Conduct and Ethics of the Registrant**
21.1	Subsidiaries of the Registrant**
23.1	Consent of Assentsure PAC, an independent registered public accounting firm
23.2	Consent of DeHeng Law Offices (Shenzhen)**

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference to our Registration Statement on Form F-1 filed with the Commission on March 30, 2023.

** Incorporated by reference to our Registration Statement on Form F-1 filed with the Commission on March 27, 2023.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: June 6, 2023	Qilun Group Inc.

/s/ Ruowen Li
Ruowen Li Chief Executive Officer and Director (Principal Executive Officer)

QILUN GROUP INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021

Assets
Current Assets:
Cash	$11,948,756	$1,767,042
Prepayments	296,753	169,318
Inventories	583,358	185,012
Account receivables, net - third parties	1,170,020	-
Account receivables, net - related parties	-	2,604
Amount due from related parties – non-trade	763,700	7,200
Other receivables and deposit	178,704	46,018
Total current assets	14,941,291	2,177,194
Plant and equipment, net	321,639	176,147
Right-of-use assets	80,449	139,441
Total assets	$15,343,379	$2,492,782

Liabilities and shareholders’ equity
Current Liabilities:
Accounts payable– third parties	$285,106	$71,470
Accounts payable– related parties	278,225	-
Deposits received – third parties	2,286,017	968,812
Deposits received – related parties	438,302	12,450
Amount due to related parties	1,153,624	572,373
Tax payable	411,418	72,392
Payroll payable	77,397	154,581
Other payable	435,445	-
Operating lease liabilities, current	72,439	119,045
Total current liabilities	5,437,973	1,971,123
Operating lease liabilities, less current portion	13,809	20,396
Deposits received – third parties, non current	3,545,788	-
Total liabilities	8,997,570	1,991,519

Shareholders’ equity
Common stock; $0.0001 par value, 500,000,000 shares authorized; 116,550,000 and 100,000,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	11,655	10,000
Additional paid-in capital	5,177,220	-
Statutory reserve	155,296	33,259
Retained earnings	1,098,460	451,120
Other comprehensive (loss)/income	(96,822)	6,884
Total Shareholders’ equity	6,345,809	501,263
Total liabilities and Shareholders’ equity	$15,343,379	$2,492,782

The accompanying notes are an integral part of these consolidated financial statements.

QILUN GROUP INC. AND ITS SUBSIDIARIESCONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2022	2021	2020

Revenue – third parties	$6,708,321	$1,249,542	$-
Revenue – related parties	352,175	269,724
Cost of revenue - third parties	493,777	251,644	-
Cost of revenue – related parties	1,365,231	159,646
Gross profit	5,201,488	1,107,976	-

Salaries and benefits	1,085,422	329,989	-
Research and development expenses	122,948	-	-
Office supplies	388,189	164,346	-
Utilities expenses	23,936	12,661	-
Rentals and leases	235,859	103,542
Advertising and promotion expenses	870,270	144,384	-
Depreciation	135,967	20,582	-
Professional fees	968,059	-	-
Total operating expenses	3,830,650	775,504	-
Earnings from operations before other income and income taxes	1,370,838	332,472	-
Interest income	47,896	-	-
Other income	114,026	175,427	-
Other expense	(89,069)	-	-
Earnings from operations before income taxes	1,443,691	507,899	-
Provision for income taxes	406,791	23,520	-
Net income	$1,036,900	$484,379	$-

Comprehensive income:
Net income	$1,036,900	$484,379	$-
Foreign currency translation adjustment	(103,706)	6,884	-
Comprehensive income	$933,194	$491,263	$-

Basic and diluted earnings per share	$0.009	$0.005	$-
Weighted average number of shares outstanding	116,550,000	100,000,000	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

QILUN GROUP INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common stock		Additional			Accumulated Other	Total
	Number of		paid-in	Statutory	Retained	Comprehensive	Stockholder’
	Shares	Amount	capital	reserve	Earnings	Income	Equity
Balance at January 1, 2022	100,000,000	$10,000	-	$33,259	$451,120	$6,884	$501,263
Net income	-	-	-	122,037	914,863	-	1,036,900
Issuance of common stocks	16,550,000	1,655	3,308,345	-	-	-	3,310,000
Shareholder contribution			1,868,875				1,868,875
Dividends	-	-	-	-	(267,523)	-	(267,523)
Foreign currency translation adjustment	-	-	-	-	-	(103,706)	(103,706)
Balance at December 31, 2022	116,550,000	11,655	5,177,220	155,296	1,098,460	(96,822)	6,345,809

	Common stock				Accumulated Other	Total
	Number of		Statutory	Retained	Comprehensive	Stockholder’
	Shares	Amount	reserve	Earnings	Income	Equity
Balance at January 1, 2020	100,000,000	$10,000	$-	$-	$-	$10,000
Net income	-	-	-	-	-	-
Balance at December 31, 2020	100,000,000	10,000	-	-	-	10,000

Net income	-	-	33,259	451,120	-	484,379
Foreign currency translation adjustment	-	-	-	-	6,884	6,884
Balance at December 31, 2021	100,000,000	$10,000	$33,259	$451,120	$6,884	$501,263

The accompanying notes are an integral part of these consolidated financial statements

QILUN GROUP INC. AND ITS SUBSIDIARIESCONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities
Net income	$1,036,900	$484,379	$-
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	135,967	20,582	-
Amortization on ROU asset	155,164	93,652	-
Gain on bargain purchase	-	(156,452)	-

Changes in operating assets and liabilities:
Account receivables - third parties	(1,199,394)	-	-
Account receivables - related parties	2,604	(2,604)	-
Prepayments	(134,885)	(159,506)	-
Inventories	(412,991)	(102,593)	-
Other receivables and deposit	(137,102)	(32,165)	-
Accounts payable – third parties	220,794	70,469	-
Accounts payable – related parties	285,210	-	-
Deposits received – third parties	5,009,401	955,238	-
Deposits received – related parties	436,856	12,450	-
Payroll payable	(75,241)	152,004	-
Other payables	446,377	(15,500)	-
Tax payable	349,355	71,378	-
Net cash provided by operating activities	6,119,015	1,391,332	-

Cash Flows from Investing Activities
Acquisition of subsidiary net of cash acquired	-	11,559	-
Purchase of plant and equipment	(289,534)	(190,503)	-
Payment of amounts due from related parties	(775,492)	-	-
Net cash used in investing activities	(1,065,026)	(178,944)	-

Cash Flows from financing activities
Payments for operating lease	(149,219)	(93,652)	-
Amounts advanced to related parties	618,649	623,548	-
Payments for dividends	(267,523)	-	-
Issuance of common stocks	3,310,000	-	-
Shareholders contribution	1,915,793	-	-
Net cash provided by financing activities	5,427,700	529,896	-

Effect of exchange rate fluctuation on cash and cash equivalents	(299,975)	24,758	-
Net increase in cash and cash equivalents	10,181,714	1,767,042	-

Cash and cash equivalents, beginning of year	1,767,042	-	-
Cash and cash equivalents, end of year	$11,948,756	$1,767,042	$-

Supplemental disclosure of cash flow information
Cash paid for income taxes	$(406,791)	$(23,520)	$-

The accompanying notes are an integral part of these consolidated financial statements.

QILUN GROUP INC. AND ITS SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS

Qilun Group Inc. (“Qilun”, together as a group with Qilun’s subsidiaries was referred to the “Company” or “we”) was incorporated in Cayman Islands on May 24, 2022. The Company provides cultural products, including calligraphy, painting, book, magazine, cultural and creative products, and related services provide, such as design, planning, exhibition installation, video recording and production when sells products.

Qilun’s subsidiaries include:

●	Qilun Group Limited (“Qilun Group (HK)”), which was established on June 14, 2022 under the laws of Hong Kong. Qilun controlled 100% of the ownership of Qilun Group (HK) since establishment.

●	Qilun Holding (Shenzhen) Company Limited (“Qilun Holding (Shenzhen)”), a privately held Limited Company registered in Guangdong, China on August 29, 2022. Qilun Group (HK) controlled 100% of the ownership of Qilun Holding (Shenzhen) since establishment.

●	Qilun Culture (Shenzhen) Group Co., Ltd. (“Qilun Culture (Shenzhen)”), a privately held Limited Company registered in Guangdong, China on February 26, 2021. On October 14, 2022, Qilun Holding (Shenzhen) acquired 100% of the ownership of Qilun Culture (Shenzhen) from the original shareholders of Qilun Culture (Shenzhen).

●	Qilun Culture (HK) Co., Ltd. (“Qilun Culture (HK)”), which was established on November 12, 2021 under the laws of Hong Kong. Qilun Culture (Shenzhen) controlled 100% of the ownership of Qilun Culture (HK) since establishment. On August 24, 2022, Qilun Culture (Shenzhen) transferred 100% of the ownership of Qilun Culture (HK) to Qilun.

●	Oriental Dream and Strategic Research Institute Limited (“OD&SR Institute”), which was established on October 31, 2022 under the laws of Hong Kong. Qilun Culture (HK) controlled 100% of the ownership of OD&SR Institute since establishment.

●	Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd. (“Qilun Enterprise Management Consultant”), a privately held Limited Company registered in Guangdong, China. On December 7, 2021. Qilun Culture (Shenzhen) controlled 100% of the ownership of Qilun Enterprise Management Consultant since establishment.

●	Shenzhen Houhaitang Culture Communication Co., Ltd. (“Shenzhen Houhaitang”), a privately held Limited Company registered in Guangdong, China on March 31, 2014. On December 31, 2021, Qilun Culture (Shenzhen) acquired 100% of the ownership of Shenzhen Houhaitang from the original shareholders of Shenzhen Houhaitang.

Reorganization

On October 14, 2022, the Company completed a corporate reorganization to combine several controlled entities (now referred to as the “subsidiaries”) into Qilun. The specific transactions related to this reorganization are as follows:

The reorganization involved the incorporation of Qilun, and its wholly-owned subsidiaries, Qilun Group (HK), Qilun Culture (HK) and Qilun Holding (Shenzhen); and the transfer of all equity ownership of Qilun Culture (Shenzhen).

On May 24, 2022, Qilun Group Inc. issued 61,000,000 (61%) ordinary shares to UNIMOS Holdings Limited, a wholly owned holding company of Guangyi Sui.

On June 14, 2022 and August 29, 2022, Qilun established its wholly-owned subsidiaries, Qilun Group (HK) and Qilun Holding (Shenzhen).

On October 14, 2022, the original shareholders of Qilun Culture (Shenzhen) signed Equity Transfer Agreements with Qilun Holding (Shenzhen), whereby shareholders of Qilun Culture (Shenzhen) transferred 100% of the controlling interest in Qilun Culture (Shenzhen) to Qilun Holding (Shenzhen).

As a result of the transaction, Guangyi Sui hold 61% of the Company’s outstanding shares through his wholly owned holding company UNIMOS Holdings Limited. Prior to the transaction, Guangyi Sui controlled Qilun Culture (Shenzhen). Therefore, the transaction was accounted for as a business combination of entities under common control in accordance to ASC 805-50-30-5. Accordingly, the assets and liabilities of the Company and its subsidiaries are presented at the their carrying values at the date of the transaction; the Company’s historical stockholders’ equity was retroactively restated to the first period presented, as the established and acquisition of Qilun Group (HK), Qilun Holding (Shenzhen), Qilun Culture (Shenzhen) and its wholly-owned subsidiaries Qilun Culture HK and Qilun Enterprise Management Consultant was treated as a business combination of entities under common control. Since the Company and its subsidiaries are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

On December 31, 2021, Qilun Culture (Shenzhen) acquired 100% of the ownership of Shenzhen Houhaitang from the original shareholders of Shenzhen Houhaitang, the total consideration for the acquisition is $15,720 (RMB 100,000), the Company recognized the gain on bargain purchase based on its analysis described below.

In accordance with Accounting Standards Codification 805, and particularly sections 805-30-25 and 805-30-30, before recognizing a gain on bargain purchase, the Company reassessed and concluded that it had identified all of the assets acquired and all of the liabilities assumed. In addition, the Company reviewed the procedures used to measure the amounts to be recognized with respect to identifiable assets acquired and liabilities assumed, as well as the aggregate consideration transferred. The objective of the review was to ensure that the measurements appropriately reflected all available information as of the acquisition date. Based on this review, the Company concluded that the fair value of the consideration transferred in the acquisition of Houhaitang was less than the fair value of the net identifiable assets acquired, resulting in the $158,675 gain recognized in connection with the acquisition.

Amount
Cash and cash equivalents	$11,724
Prepayments	7,545
Inventory	80,960
Other Receivables and deposits	10,595
Amount due from related parties	205,750
Plant and equipment, net	3,811
Amount due to related parties	(145,573)
Payroll payable	(417)
Total identifiable net assets	174,395
Less: Purchase consideration	15,720
Gain on bargain purchase	$158,675

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of presentation

The accompanying consolidated financial statements are expressed in U.S. Dollars and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

B. Principles of consolidation

The consolidated financial statements include the accounts of Qilun and its subsidiaries. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of these subsidiaries.

Qilun’s subsidiaries as of the date filing this report are listed as follows:

Name	Place of Incorporation	Attributable equity interest %	Authorized capital
Qilun Group Limited	Hong Kong	100	HK$	1,000,000
Qilun Culture (HK) Co., Ltd.	Hong Kong	100	HK$	5,000,000
Oriental Dream and Strategic Research Institute Limited (Hong Kong)	Hong Kong	100	HK$	999,000
Qilun Holding (Shenzhen) Company Limited	China	100	US$	5,000,000
Qilun Culture (Shenzhen) Group Co., Ltd.	China	100		-
Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd.	China	100		-
Shenzhen Houhaitang Culture Communication Co., Ltd.; Co., Ltd.	China	100		-

C. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from these estimates.

D. Functional currency and foreign currency translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Chinese Renminbi (“RMB’), except the functional currency of Qilun is the United States dollar (“US Dollars” or “$”). The reporting currency of these consolidated financial statements is in US Dollars.

Qilun’s subsidiaries that are prepared using the RMB, are translated into the Company’s reporting currency, the US Dollar. Assets and liabilities are translated using the exchange rate at each reporting period end date. Revenue and expenses are translated using weighted average rates prevailing during each reporting period, and stockholders’ equity (deficit) is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income or expense.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from these transactions are included in operations.

The exchange rates used for foreign currency translation are as follows:

		For the Year Ended December 31,
		2022	2021
		(USD to RMB)	(USD to RMB)
Assets and liabilities	period end exchange rate	6.8973	6.3614
Revenue and expenses	period average	6.7284	6.4518

E. Concentration of credit risk

The Company maintains cash in state-owned banks in China. In China, the insurance coverage of each bank is RMB500,000 (approximately USD$72,492). As of December 31, 2022, the Company had $11,615,311 cash in excess of the insured amount.

During the year ended December 31, 2022, the Company had nil major customers generated more than 10% of revenue.

During the year ended December 31, 2021, the Company had 3 customers generated more than 10% of revenue.

	For the Year Ended December 31, 2021
	Revenue	Percentage of revenue
A	$201,955	13.3
B	198,655	13.1
C	196,430	12.9

During the year ended December 31, 2020, the Company had nil major customers generated more than 10% of revenue.

F. Cash

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash and cash equivalents. Cash equivalents approximate or equal fair value due to their short-term nature. The Company’s cash consist of cash on hand and cash in bank as of December 31, 2022 and 2021.

G. Inventories

The Company’s inventories primarily consist of goods for sales such as book, magazine, cultural and creative products and materials and expenses in processing, are stated at the lower of cost or net realizable value. Cost is determined using moving weighted average and specific identification method. The Company reviews its inventories regularly for possible obsolete goods and establishes reserves when determined necessary. No reserve for inventory was established as of December 31, 2022 and 2021.

H. Plant and equipment, net

Plant and equipment are stated at cost net of accumulated depreciation. Expenditures for maintenance and repairs are charged to operations when incurred, while additions and betterments are capitalized. Depreciation is recorded on a straight-line basis over the useful lives of the assets. When assets are retired or disposed, the asset’s original cost and related accumulated depreciation are eliminated from those accounts and any gain or loss is reflected in income.

The estimated useful lives for plant and equipment categories are as follows:

Office equipment	3-5 years
Furniture	5 years
Leasehold improvements	shorter of remaining lease period and estimated useful life

I. Fair value measurements

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 820, Fair Value Measurements (“ASC 820”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value for the assets and liabilities required or permitted to be recorded, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices, other than those in Level 1, in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability,

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

There were no transfers between level 1, level 2 or level 3 measurements for the years ended December 31, 2022 and 2021.

Financial assets and liabilities of the Company primarily comprise of cash, prepayments, other receivables, inventories, due from related parties, accounts payable, deposits received, payroll payable, tax payable, amount due to related parties. As of December 31, 2022 and 2021, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

J. Segment information and geographic data

The Company is operating in one segment in accordance with the accounting guidance in FASB ASC Topic 280, Segment Reporting. The Company’s revenues are from customers in People’s Republic of China (“PRC”). All assets of the Company are located in the PRC.

K. Revenue recognition

The Company adopted FASB ASC Section 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the sales of products and services by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that economic benefits will flow to the entity, and specific criteria have been met for each of the Company’s activities as described below.

Product and Service Revenue

The Company mainly sells cultural products, including calligraphy, painting, book, magazine, cultural and creative products, the Company often provide services such as design, planning, exhibition installation, video recording and production when sells products.

The Company sells products and provide service to a customer. The delivery of products to a customer represents a separate performance obligation. The Company’s policy is to recognize the service revenue when service is provided, and recognize the sales revenue when the product is signed for receipt, at that time the sold products and service, ownership and risk of loss have been transferred to the customer. Accordingly, revenue is recognized at the point in time when the products and service is provided. Sales and service revenue is recognized when the products and service has been delivered to the customer as no remaining performance obligation after the delivery of products and service.

Management regularly reviews the sales return and allowance based on historical experience. Any subsequent sales return and cancellations are recognized upon notification from the customers. The amount of sales return allowance for the sale of products and service amounted to $nil as of December 31, 2022 and 2021.

The Company typically collects fees before delivery of products and service. Amounts received from a customer before the delivery of products and service are recorded as deposits received on the Consolidated Balance Sheets.

Cost of Revenues

Cost of revenue consists primarily of the cost of products and service purchased from third party providers to fulfill a contract with a customer, and no asset was recognized from the costs incurred to obtain or fulfill a contract with a customer.

Cost of products consists primarily of the cost of products purchased from suppliers. Cost of products is recognized when the product has been delivered to the customer.

L . Income taxes

The Company follows FASB ASC Section 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740-10-30 requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under ASC 740-10-30, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities or the deferred tax asset valuation allowance.

As a result of the implementation of ASC 740-10, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by ASC 740-10. The Company recognized no material adjustments to liabilities or shareholder’s equity as a result of the implementation.

M. Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings Per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding during the period.

Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of contracts to issue ordinary common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The computation of diluted EPS includes the estimated impact of the exercise of contracts to purchase common stock using the treasury stock method and the potential shares of converted common stock associated with the convertible debt using the if-converted method. Potential common shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2022, 2021 and 2020.

N. Leases

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which increases transparency and comparability among organizations by recognizing right-of-use (“ROU”) lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU maintains a distinction between finance leases and operating leases, which is substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. Retaining this distinction allows the recognition, measurement and presentation of expenses and cash flows arising from a lease to remain similar to the previous accounting treatment. A lessee is permitted to make an accounting policy election by class of underlying asset to exclude from balance sheet recognition any lease assets and lease liabilities with a term of 12 months or less, and instead to recognize lease expense on a straight-line basis over the lease term. For both financing and operating leases, the ROU asset and lease liability is initially measured at the present value of the lease payments in the consolidated balance sheet. In July 2018, the FASB issued ASU 2018-11 which provides entities with the option to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, if necessary. As discussed in Note 10, we adopted ASU 2016-02–Leases (Topic 842) effective January 1, 2020 utilizing the transition option provided by ASU 2018-11.

O. Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2022 and 2021 no impairment of long-lived assets was recognized.

P. Related parties

Parties, which can be a corporation or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Q. Recently accounting pronouncements

In August 2020, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective on August 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on August 1, 2021. We have determined not to early adopt.

Management does not believe that this and any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on our financial statements.

NOTE 3. PREPAYMENTS

Prepayments primarily include prepaid service and products in advance to suppliers. As of December 31, 2022 and 2021, prepayments were $296,753 and $169,318 , respectively.

NOTE 4. INVENTORIES

At December 31, 2022 and 2021, inventories consist of the following:

	December 31
	2022	2021
Finished Goods	$583,358	$185,012
	$583,358	$185,012

NOTE 5. PLANT AND EQUIPMENT, NET

At December 31, 2022 and 2021, plant and equipment, at cost less accumulated depreciation, consisted of:

	December 31
	2022	2021
Office equipment	$147,353	$132,154
Furniture	231,992	66,273
Leasehold improvements	95,964	-
Total	475,309	198,427
Less: Accumulated depreciation	(153,670)	(22,280)
Total plant and equipment, net	$321,639	$176,147

The Company recorded depreciation expenses of $135,967, $20,582 and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

No impairment for plant and equipment was recorded for the years ended December 31, 2022, 2021 and 2020.

NOTE 6. RELATED PARTY TRANSACTIONS

Due from related parties

Due from related parties consists of the following:

	December 31,
Name of related parties	2022	2021
Qilun Classical Art Creation (Shenzhen) Studio	756,500	-
UNIMOS Holdings Limited	6,100	6,100
Sancai Holdings Limited	1,100	1,100
	$763,700	$7,200

Amount due from UNIMOS Holdings Limited and Sancai Holdings Limited were mainly for the paid-in capital to be paid. UNIMOS Holdings Limited and Sancai Holdings Limited are shareholders of the Company.

Amount due from Qilun Classical Art Creation (Shenzhen) Studio mainly represented amounts borrowed from the Company. The annual interest rate is 10% and the maturity date is July 26, 2023. The balance includes $31,579 interest receivable. The founder of Qilun Classical Art Creation (Shenzhen) Studio was Ruowen Li’s father.

Amount due to related parties

Amount due to related parties consisted of the following as of the periods indicated:

	December 31,
Name of related parties	2022	2021
Guangyi Sui	$931,028	$-
Ruowen Li	207,333	191,953
Jingxia Yang	15,263	380,420
	$1,153,624	$572,373

On October 14, 2022, the original shareholders of Qilun Culture (Shenzhen) signed Equity Transfer Agreements with Qilun Holding (Shenzhen), whereby shareholders of Qilun Culture (Shenzhen) transferred 100% of the controlling interest in Qilun Culture (Shenzhen) to Qilun Holding (Shenzhen). Amounts due to related parties represented the equity transfer payment to Guangyi Sui, Ruowen Li and Jingxia Yang. The amounts due to Ruowen Li also include amounts paid by Ruowen Li for the daily operation of the Company. Guangyi Sui owns 100% of UNIMOS Holdings Limited and owns approximately 52.34% of the total voting power of our outstanding Shares.UNIMOS Holdings Limited is a shareholder of the Company.

Ruowen Li is the CEO, director and shareholder of Qilun, and Jingxia Yang is her parent. These debts due to related parties were unsecured, repayable on demand, and interest free.

Account receivables from related parties

	December 31,
Name of related parties	2022	2021
Yuanheng Culture Art Creative Co., Ltd.	$-	$2,604
	$-	$2,604

Account receivables from Yuanheng Culture Art Creative Co., Ltd. mainly represented the balance of product sales to Yuanheng at the end of year 2021. Yuanheng Culture Art Creative Co., Ltd. was 50% owned by Ruowen Li and 50% by Ruowen Li’s mother. Ruowen Li is the CEO, director and shareholder of Qilun.

Accounts payable to related parties

	December 31,
Name of related parties	2022	2021
Guangyi Sui	$89,745	$-
Qilun Classical Art Creation (Shenzhen) Studio	188,480	-
Total	$278,225	$-

Related parties’ transactions

Purchase from related parties consisted of the following for the periods indicated:

	For the Year ended December 31,
Name of related parties	2022	2021
Qilun Classical Art Creation (Shenzhen) Studio	$1,237,952	$-
Guangyi Sui	290,560	51,149
Zhaodong Li	-	108,497
Total	$1,528,512	$159,646

Sales to related parties consisted of the following for the periods indicated:

	For the Year ended December 31,
Name of related parties	2022	2021
Yuanheng Culture Art Creative Co., Ltd.	$109,040	$73,294
Jingxia Yang	243,135	196,430
Total	$352,175	$269,724

Interest income from related parties consisted of the following for the periods indicated:

	For the Year ended December 31,
Name of related parties	2022	2021
Qilun Classical Art Creation (Shenzhen) Studio	$32,372	$-
Total	$32,372	$-

NOTE 7. DEPOSITS RECEIVED

At December 31, 2022 and 2021, deposits received consist of the following:

	December 31
	2022	2021
Received from customer in advance for goods sales – third parties	$5,831,805	$968,812
Received from customer in advance for goods sales – related parties	438,302	12,450
	$6,270,107	$981,262

NOTE 8. REVENUE

The Company’s revenue consists of products sales and service revenue.

	For the Year Ended December 31,
	2022	2021	2020
Category of Revenue:
Products sales – third parties	$6,532,609	$1,007,868	$-
Products sales – related parties	352,175	269,724
Services revenue	175,712	241,674	-
Total revenue	$7,060,496	$1,519,266	$-

Timing of Revenue Recognition:
Services transferred overtime	$-	$61,385	$-
Services transferred at a point in time	175,712	180,289	-
Goods transferred at a point in time	6,884,784	1,277,592	-
	$7,060,496	$1,519,266	$-

NOTE 9. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, Qilun and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Qilun Group (HK) and Qilun Culture (HK) were incorporated in Hong Kong and is subject to Hong Kong profits tax. Qilun Group (HK) and Qilun Culture (HK) are subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. The applicable statutory tax rate is 16.5%. The Company did not have any income (loss) subject to the Hong Kong profits tax.

China

Qilun Holding (Shenzhen) and its subsidiaries are subject to a 25% standard enterprise income tax in the PRC.

The following table summarizes income before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31
	2022	2021	2020
Income before income taxes:
PRC	$1,443,691	$507,899	$-
Outside of PRC	-	-	-
Total	$1,443,432	$507,899	$-

Expenses for income taxes are comprised of:

	Year Ended December 31
	2022	2021	2020
Current Tax:
PRC	$406,791	$23,520	$-
Outside of PRC	-	-	-
Income tax expense	$406,791	$23,520	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate as follows：

	For the years Ended December 31,
	2022	2021	2020
Net income before provision for income taxes	$1,443,691	$507,899	$-
PRC statutory tax rate	25%	25%
Income at statutory tax rate	360,923	126,975	-

Effect of non-taxable income—gain on bargain purchase	-	(39,113)	-
Effect of preferential tax rates granted to the PRC entities(a)	(37,233)	(64,342)	-
Changes in valuation allowance	83,101	-	-
Income tax expense	$406,791	$23,520	$-
Effective income tax rate	28%	4.63%	-

(a)

For the year ended December 31, 2022, the Company’s subsidiaries Shenzhen Houhaitang, Qilun Enterprise Management Consultant and Qilun Holding (Shenzhen) enjoy a preferential income tax rate of 2.5% for net income before provision no more than RMB1 million, and a preferential income tax rate of 5% for net income before provision more than RMB1 million less than RMB 3 million.

For the year ended December 31, 2021, the Company’s subsidiary Qilun Culture (Shenzhen) enjoys a preferential income tax rate of 2.5% for net income before provision no more than RMB1 million, and a preferential income tax rate of 10% for net income before provision more than RMB1 million less than RMB 3 million.

For the years ended December 31, 2022, 2021 and 2020, the tax saving as the result of the favorable tax rate amounted to $37,233, $64,342 and $nil, respectively.

NOTE 10. LEASE

Operating Lease Agreements – On March 4, 2021, the Company leased office space (approximately 232.26 square meters) under non-cancellable operating lease agreement with a third-party lessor, in Shenzhen. Under terms of the lease agreement, from March 2021, Qilun Culture (Shenzhen) is committed to lease payments of approximately $115,927 per year for 2 years. This office is used for the operations of Qilun Culture (Shenzhen).

In March 2022, Qilun Culture (Shenzhen) leased office space (approximately 250 square meters) under non-cancellable operating lease agreement with a third-party lessor, in Shenzhen. The lease term of this agreement is 2 years from April 2022. The monthly lease payments is $4,756 and Qilun Culture (Shenzhen) enjoys 2-month grace period. This office is used for the operations of Qilun Culture (Shenzhen).

Leases with an initial term of 12 months or less are not recorded on the balance sheet. Operating lease cost is recognized as a single lease cost on a straight-line basis over the lease term and is recorded in Rentals and leases. For lease agreements entered into or reassessed after the adoption of Topic 842, the Company did not combine lease and non-lease components.

The exercise of lease renewal options has to be agreed by the lessors. The depreciable life of assets and leasehold improvements are limited by the term of leases, unless there is a transfer of title or purchase option reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Lease expense related to these non-cancelable operating leases was $235,859,$103,542 and nil for the year ended December 31, 2022, 2021 and 2020, respectively.

Balance sheet information related to the Company’s leases is presented below:

	December 31, 2022	December 31, 2021
Assets
Operating lease right of use assets	$80,449	$139,441
Liabilities
Operating lease liabilities – current	$72,439	$119,045
Operating lease liabilities – non-current	13,809	20,396
Total Operating lease liabilities	$86,248	$139,441

The following provides details of the Company’s lease expenses:

	For the year Ended
	December 31, 2022	December 31, 2021
Operating lease expenses	$235,859	$103,542

Other information related to leases is presented below:

	For the year Ended
	December 31, 2022	December 31, 2021
Cash Paid for Amounts Included in Measurement of Liabilities:
Financing cash flows from operating leases	$149,219	$93,652
Weighted Average Remaining Lease Term:
Operating leases	0.72 years	1.17 years
Weighted Average Discount Rate
Operating leases	4.75%	4.75%

As most of the Company’s leases do not provide an implicit rate, the Company uses 1-5 years borrowing rate from bank of 4.75% based on the information available at commencement date in determining the present value of lease payments.

Maturities of lease liabilities were as follows:

For the year ending December 31:
2022	$-
2023	74,522
2024	13,918
Total lease payments	88,440
Less: imputed interest	2,192
Total lease liabilities	$86,248

NOTE 11. CONTINGENCIES

Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

The Company was not subject to any material loss contingency as of December 31, 2022 and 2021.

NOTE 12. BASIC AND DILUTED EARNINGS PER SHARE

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares comprise shares issuable upon the exercise of share-based awards, using the treasury stock method. The reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for income from continuing operations is shown as follows:

	For the year Ended December 31,
	2022	2021	2020
Numerator:
Net profit attributable to common stockholders	$1,036,900	$484,379	$-
Denominator:
Basic and diluted weighted-average number of shares outstanding	116,550,000	100,000,000	100,000,000
Net income per share:
Basic and diluted	$0.009	$0.005	$0.00

NOTE 13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the consolidated financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2022 have been incorporated into these consolidated financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Qilun Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qilun Group Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the balance sheet of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the year ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 6 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Assentsure PAC.

We have served as the Company’s auditor since 2022

Singapore, Singapore

June 5, 2023

PCAOB ID: 6783

